SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

AXIA
ENERGIA

May 7th, 2026
Thursday

10:00 a.m. – New York
11:00 a.m. – Brasília
03:00 p.m. – London

In Portuguese, with simultaneous translation into English

Access to the Zoom Platform: Click here

Contact IR

ri@axia.com.br

ri.axia.com.br/en/

The following quarterly interim financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency ("ANEEL"), unless otherwise indicated.

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TABLE OF CONTENTS
1. CONSOLIDATED RESULT | IFRS AND REGULATORY	8
2. ADJUSTED CONSOLIDATED RESULT | IFRS AND REGULATORY	10
3. ENERGY TRADING	13
4. INVESTMENTS AND EXPANSION PROJECTS	14
5. INDEBTEDNESS	16
6. COMPULSORY LOAN	17
7. CASH FLOW	18
8. FINANCIAL PERFORMANCE	19
8.1. Operational and Financial Results	19
8.2. Generation Segment	21
8.3. Transmission Segment	25
8.4. Operating Costs and Expenses - IFRS	27
8.5. Equity Holdings - IFRS	31
8.6. Financial Result - IFRS	32
8.7. Current and Deferred Taxes - IFRS	33
9. OPERATIONAL PERFORMANCE	34
9.1. Generation Segment	34
9.2. Transmission Segment	36
9.3. ESG	37
10. APPENDIX	38
10.1. Appendix 1 - Generation and Transmission Revenue IFRS	38
10.2. Appendix 2 - PMSO Breakdown	39
10.3. Appendix 3 - Financing and Loans Granted (Receivables)	40
10.4. Appendix 4 - Accounting Statements	41
10.5. Appendix 5 - IFRS vs. Regulatory Reconciliation	46

3

AXIA ENERGIA RELEASES FIRST QUARTER 2026 RESULTS

1Q26 Main Events

1Q26 results: Reflect the positive impact of energy sales, reduced energy purchase costs, lower PMSO (Personnel, Materials, Services and Other) expenses, and a lower level of provisions, which more than offset the decrease in transmission revenue. These advances evidenced a continuous pursuit of operational efficiency and consistent performance in mitigating contingencies.

Capital Allocation Methodology: The Board of Directors approved R$ 4 billion in allocable capital, underscoring its commitment to financial discipline, shareholder value creation, and investment capacity.

Migration to B3's Novo Mercado: Approved in April 2026, representing a key milestone in simplifying our capital structure, enhancing share liquidity, and advancing our corporate governance best practices.

Reserve Capacity Auction: 190 MW secured in the 2026 Reserve Capacity Auction (LRCAP), marking an approximately R$ 1 billion investment in a new generating unit at the Luiz Gonzaga HPP, with supply starting in August 2031 under a 15-year contract.

Portfolio management: Management delivered significant and consistent milestones, accelerating the Company's streamlining and de-risking efforts. Key transactions include:

▪	Conclusion of the sale of EMAE stake in January.
▪	Uncrossing of transmission equity stakes in March, with the sale of the entire stake in IE Madeira and the acquisition of the stake held by ISA Energia Brasil in IE Garanhuns, receiving R$ 1.174 billion. Upon completion of the transaction, AXIA Energia will consolidate 100% of the stake in IE Garanhuns.
▪	Signing of the contract for sale of the 49% minority stakes in special purpose transmission companies in April. With the completion of the transaction, AXIA Energia will receive R$ 451.5 million.

Investments: R$ 1,355 million in 1Q26, up by 36% YoY. Notably, investments in transmission expansion increased significantly, reaching R$ 263 million, compared to R$ 54 million in 1Q25. Investments in reinforcements and improvements rose 16% YoY, totaling R$ 691 million in 1Q26.

Still within the transmission segment, 286 large-scale projects are under implementation, representing an additional RAP of R$ 2.0 billion between 2025 and 2030 with a total estimated CAPEX of R$ 15.1 billion.

Financial management: net debt totaled R$ 46,045 million in 1Q26, down by R$ 439 million sequentially and up R$ 6,773 million YoY. The average debt maturity decreased by 4.0 months while the average cost went down to CDI + 0.03% p.a. in 1Q26 from CDI + 0.15% p.a. in 1Q25. A key highlight was the R$ 2 billion debenture issuance by AXIA Energia in February 2026.

Compulsory loan: the provision inventory was reduced by R$ 2.2 billion YoY and R$ 19 million sequentially, totaling R$ 11.0 billion in 1Q26, even after considering the monetary restatement for the period. In addition, agreements reached and favorable decisions led to a net reversal of R$ 36 million in the quarter.

4

1Q26 Financial Highlights

Contribution margin from generation, ACL + MCP: The unit margin for energy traded in the ACL and settled in the MCP was R$ 171/MWh in 1Q26, considering the resources available for allocation in both segments, resulting in a contribution margin of R$ 4,602 million million in the period.

The YoY improvement was explained by:

▪	the increase in available energy volume, driven by the decotization of assured capacity of plants renewed under the Company's privatization process
▪	the narrowing of price differences between the North and Northeast relative to the Southeast/Central-West submarkets
▪	the higher short-term price (PLD) across all submarkets.

Contribution margin from transmission: R$ 3,426 million in 1Q26, down 13.3% vs. R$ 3,952 million recorded in 1Q25.

This reduction was primarily driven by the recognition of a R$ 725 million provision related to regulatory restitution assets and liabilities, arising from pass-through items amounts. In 1Q26, the provision comprised:

▪	R$ 597 million related to pass-through items collected in revenue throughout the nine months of the current tariff cycle beginning July 1, 2025, including R$ 296 million collected in 1Q26
▪	R$ 128 million relating to the PA Apuração component to be recognized in the 2Q26 revenue, at which point this provision will be reversed. This component equals 1/4 of the amount approved for the current tariff cycle, reflecting the pass-through items collected in the 2024/25 tariff cycle and returned in the current 2025/26 cycle

This accounting practice, which will be adopted as of 1Q26, applies only from a regulatory perspective, has no cash impact, and aims to smooth the effect of the collection and return of pass-through items across different tariff cycles on revenue, aligning it more closely with the RAP collection profile.

The effect of this provision was partially offset in 1Q26 by the lower PA in the current tariff cycle compared to the previous cycle.

Adjusted PMSO:

▪	IFRS: R$ 1,441 million in 1Q26, down 3.0% compared to R$ 1,487 million in 1Q25.
▪	Regulatory: R$ 1,446 million in 1Q26, down 3.1% compared to R$ 1,493 million in 1Q25.
◦	Excluding generation costs allocated to the segment's contribution margin, PMSO was R$ 1,371 million in 1Q26, down 4.5% compared to R$ 1,436 million in 1Q25.

Adjusted Provision:

▪	IFRS: R$ 68 million provision in 1Q26, compared to an R$ 86 million provision in 1Q25.
▪	Regulatory: R$ 22 million provision in 1Q26, compared to a R$ 77 million provision in 1Q25.

Adjusted Regulatory EBITDA: EBITDA reached R$ 8,600 million in 1Q26, up 60.0% YoY, delivering consistent evolution, driven by:

▪	A 136.4% increase in generation contribution margin
▪	A 71.6% decrease in provisions
▪	A 4.5% drop in PMSO expenses, excluding non-manageable generation costs, consistent with ongoing operational efficiency efforts

These improvements more than offset the lower transmission revenue.

5

Table 1 - Adjusted Regulatory EBITDA

	1Q26	1Q25	∆%	4Q25	∆%
Transmission - excluding non adjusted items	3,831	3,745	2.3	3,826	0.1
Non-adjusted revenue, transmission: pass-through items and mismatches between RAP and revenue, compensated through the Adjustment Portion (PA) in the following cycle	320	207	54.6	98	227.4
Non-adjusted revenue, transmission: liability refund provision	-725	0	0.0	0	0.0
Transmission Contribution Margin	3,426	3,952	-13.3	3,924	-12.7
Energy sold in regulated market (ACR) and through quota regime	1,382	1,416	-2.5	1,035	33.5
Energy sold in free market (ACL) and liquidated in short-term market (MCP)	4,602	899	411.6	2,003	129.8
Thermal power plants	-2	215	-100.7	22	-107.1
Generation Contribution Margin	5,982	2,531	136.4	3,059	95.6
Other Revenues	133	37	263.9	133	0.0
Personnel, Materials, Services and Others (1)	-1,371	-1,436	-4.5	-1,696	-19.1
Costs and expenses	-1,371	-1,400	-2.1	-1,526	-10.2
Costs and expenses: thermal power plants	0	-36	n.m.	-2	n.m.
Non-adjusted expense: improvements of the PLR and ILP programs	0	0	0.0	-108	n.m.
Non-adjusted expense: rebranding	0	0	0.0	-60	n.m.
Results before Provisions and Equity Interests	8,171	5,083	60.8	5,421	50.7
Operating Provisions	-22	-77	-71.6	-147	-85.1
Results before Equity Interests	8,149	5,006	62.8	5,274	54.5
Equity holdings	452	371	21.7	470	-4.0
EBITDA	8,600	5,377	60.0	5,744	49.7

(1) PMSO, excluding other generation costs. The "RHR Hedge Cost" and "Other Operating Costs" lines, related to the generation segment costs, make up the "Other PMSO Costs" line under the accounting view. For a better understanding of the contribution margin by segment, from a management perspective, both lines are allocated in the composition of the contribution margin from generation. In 1Q26, the adjusted regulatory PMSO under the accounting view totaled R$ 1,446 million, composed of R$ 53 million in RHR hedge costs and R$ 22 million in other generation operating costs, both allocated in the margin from generation, and R$ 1,371 million in other manageable costs and expenses components for personnel, materials, services and other. At the same time, in 1Q26, the adjusted IFRS PMSO from an accounting perspective totaled R$ 1,441 million, comprised of R$ 53 million in RHR hedge costs and R$ 22 million in other generation operating costs, both allocated to the margin from generation, and R$ 1,366 million in other manageable costs and expenses components related to personnel, materials, services, and other.

Adjusted Income and Social Contribution Taxes on Net Income, IFRS: Reached R$ 501 million in 1Q26, compared to R$ 65 million in 1Q25, reflecting the improvement in operating results during the period, with emphasis on current expenses of R$ 561 million in 1Q26 versus R$ 79 million in 1Q25.

Adjusted Net Income, IFRS: Reached R$ 3,707 million in 1Q26, compared to a loss of R$ 80 million no 1Q25, due to:

▪	Higher generation revenue
▪	Negative regulatory remeasurement recognized in 1Q25, with no recurrence in 1Q26
▪	Lower financial expenses
▪	Higher contributions from equity income
▪	Lower PMSO
▪	Lower provision volume

These effects more than offset lower transmission revenue and higher income tax and social contribution expenses.

6

MAIN OPERATIONAL AND FINANCIAL INDICATORS

Table 2 - Operating highlights

	1Q26	1Q25	∆%	4Q25	∆%
Generation and Trading
Installed Generation Capacity (MW)	44,026	44,359	-0.8	43,872	0.3
Assured Capacity (aMW) (1)	21,444	21,915	-2.1	21,376	0.3
Net Generation (TWh)	44.4	45.5	-2.6	29.2	52.2
Energy Sold ACR (TWh) (2)	8.0	10.0	-19.8	7.8	2.5
Energy Sold ACL (TWh) (3)	14.6	19.5	-25.3	18.1	-19.5
Energy Sold Quotas (TWh) (4)	2.7	5.4	-49.6	5.4	-49.5
Average ACR Price (R$/MWh) (5)	221.67	212.54	4.3	217.25	2.0
Average ACL Price (R$/MWh)	193.02	150.70	28.1	174.78	10.4
Transmission
Transmission lines (km)	74,829	74,097	1.0	74,769	0.1
RAP (R$ mm) (6)	16,824	17,164	-2.0	16,733	0.5

(1) Assured Capacity (AC) reflects: (a) Ordinance GM/MME 544/21, which defined the revision of AC values of the plants that had their concession renewed due to capitalization (plants under the Quotas regime, Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes and Curuá-Una), with a significant reduction in AC as from 2023; (b) Ordinance GM/MME 709/22, with an Ordinary Review of the AC of hydroelectric plants as from 2023, affecting several AXIA Energia plants; (c) exit of Candiota III TPP as of Jan/24 and of Mauá III, Aparecida, Anamã, Anori, Codajás e Caapiranga TPPs as of May/25; (d) inclusion of HPP Colíder and exit of HPP Mauá as of Jun/25, after closing the uncrossing of interests/assets agreed with Copel; (e) inclusion of SPEs that started being consolidated: HPPs Teles Pires (Sep/23), Baguari (Oct/23), Retiro Baixo (Nov/23) and Santo Antonio (Nov/23); (f) exit of Santa Cruz TPP, after the closing and conclusion of its sale in Oct/25; (g) it does not yet reflect the consolidation of the Três Irmãos HPP, a transaction signed in Oct/25 that is still pending closing.

(2) Does not include quotas.

(3) Includes contracts under Law 13,182/2015.

(4) The figures shown are the Assured Capacity of quotas in GWh.

(5) Excludes thermal plants and reimbursement of ACR-d and CER contracts.

(6) Approved RAP for the current regulatory cycle, associated with active modules at the end of each period, including those that were active at the beginning of the cycle plus those that went into commercial operation. Includes transmission contracts of the companies AXIA Energia Holding, AXIA Energia Nordeste, AXIA Energia Sul, AXIA Energia Norte, TMT and VSB.

Table 3 - Financial highlights

	1Q26	1Q25	∆%	4Q25	∆%
Financial Indicators
Gross Revenue (R$ mn)	14,586	12,222	19.3	12,376	17.9
Adjusted Gross Revenue (R$ mn)	14,586	12,222	19.3	12,376	17.9
Net Operating Revenue (R$ mn)	12,712	10,414	22.1	10,666	19.2
Adjusted Net Operating Revenue (R$ mn)	12,712	10,414	22.1	10,666	19.2
Regulatory Net Operating Revenue (R$ mn)	11,618	9,708	19.7	9,915	17.2
EBITDA (R$ mn)	7,448	4,318	72.5	4,442	67.7
Adjusted EBITDA (R$ mn)	8,540	4,416	93.4	4,209	102.9
Regulatory EBITDA (R$ mn)	8,613	5,485	57.0	6,373	35.2
Adjusted Regulatory EBITDA (R$ mn)	8,600	5,377	60.0	5,744	49.7
EBITDA Margin (%)	58.6	41.5	17.1pp	41.6	16.9pp
Adjusted EBITDA Margin (%)	67.2	42.4	24.8pp	39.5	27.7pp
Net Income (R$ mn)	2,631	-354	-843.9	13,686	-80.8
Adjusted Net Income (R$ mn)	3,707	-80	n.m.	1,251	196.3
Adjusted Gross Debt (R$ mn)	74,787	71,192	5.0	75,024	-0.3
Adjusted Net Debt (Adj Net Debt) (R$ mn)	46,045	39,272	17.2	46,484	-0.9
Adj Net Debt/Adjusted LTM EBITDA	1.9	1.5	25.1	2.4	-18.1
Investments (R$ mn)	1,355	995	36.2	3,869	-65.0

HIGHLIGHTS OF CONSOLIDATED RESULTS

1.           CONSOLIDATED RESULT | IFRS AND REGULATORY

Table 4 - Income statement IFRS (R$ mn)

7

	1Q26			1Q25		4Q25
	IFRS	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q
Generation	9,428	0	9,428	6,967	35.3	7,021	34.3
Transmission	5,015	0	5,015	5,186	-3.3	5,206	-3.7
Others	143	0	143	69	n.m.	149	-4.1
Gross Revenue	14,586	0	14,586	12,222	19.3	12,376	17.9
(-) Deductions from Revenue	-1,874	0	-1,874	-1,807	3.7	-1,710	9.6
Net Revenue	12,712	0	12,712	10,414	22.1	10,666	19.2
Energy resale, grid, fuel and construction (1)	-3,327	0	-3,327	-3,842	-13.4	-4,912	-32.3
Personnel, Material, Services and Others	-1,465	23	-1,441	-1,487	-3.0	-1,763	-18.3
Operating provisions	-520	453	-68	-86	-21.0	-129	-47.5
Results from asset sale	-803	803	0	0	0.0	0	0.0
Regulatory remeasurements - Transmission contracts	0	0	0	-952	n.m.	0	0.0
Other income and expenses	188	-188	0	0	0.0	0	0.0
Results, before Equity holdings	6,784	1,091	7,876	4,049	94.5	3,861	n.m.
Equity holdings	664	0	664	368	80.6	347	91.2
EBITDA	7,448	1,091	8,540	4,416	93.4	4,209	n.m.
D&A	-1,253	0	-1,253	-1,112	12.6	-1,178	6.4
EBIT	6,196	1,091	7,287	3,304	n.m.	3,031	n.m.
Financial Result	-3,127	48	-3,079	-3,319	-7.2	-2,146	43.5
EBT	3,069	1,139	4,208	-15	n.m.	885	n.m.
Income Tax and Social Contribution	-438	-63	-501	-65	n.m.	366	n.m.
Net Income	2,631	1,076	3,707	-80	n.m.	1,251	n.m.

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in accounting consolidation.

Table 5 - Regulatory IS (R$ mn)

	1Q26			1Q25		4Q25
	Regulatory	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q
Generation	9,428	0	9,428	7,023	34.2	7,021	34.3
Transmission	3,921	0	3,921	4,423	-11.3	4,455	-12.0
Others	143	0	143	69	n.m.	149	-4.1
Gross Revenue	13,492	0	13,492	11,515	17.2	11,625	16.1
(-) Deductions from Revenue	-1,874	0	-1,874	-1,807	3.7	-1,710	9.6
Net Revenue	11,618	0	11,618	9,708	19.7	9,915	17.2
Energy resale, grid, fuel and construction (1)	-2,001	0	-2,001	-3,132	-36.1	-2,733	-26.8
Personnel, Material, Services and Others	-1,469	23	-1,446	-1,493	-3.1	-1,761	-17.9
Operating provisions	-253	231	-22	-77	-71.6	-147	-85.1
Results from asset sale	80	-80	0	0	0.0	0	0.0
Regulatory remeasurements - Transmission contracts	0	0	0	0	0.0	0	0.0
Other income and expenses	188	-188	0	0	0.0	0	0.0
Results, before Equity holdings	8,162	-13	8,149	5,006	62.8	5,274	54.5
Equity holdings	452	0	452	371	21.7	470	-4.0
EBITDA	8,613	-13	8,600	5,377	60.0	5,744	49.7
D&A	-1,696	0	-1,696	-1,592	6.6	-1,615	5.0
EBIT	6,917	-13	6,904	3,785	82.4	4,129	67.2
Financial Result	-3,381	270	-3,112	-3,275	-5.0	-1,778	75.0
EBT	3,536	257	3,793	511	n.m.	2,351	61.3
Income Tax and Social Contribution	-602	22	-580	-101	n.m.	248	n.m.
Net Income	2,934	279	3,213	409	n.m.	2,599	23.6

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in accounting consolidation.

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2.           ADJUSTED CONSOLIDATED RESULT | IFRS AND REGULATORY

Adjusted Regulatory Income Statement

This section presents the reconciliation between Regulatory and IFRS Income Statements, along with the adjustments related to non-recurring events in the Regulatory Income Statement.

A detailed reconciliation is also available in the “Regulatory and IFRS Income Statement Reconciliation” spreadsheet, available on the Company’s Investor Relations website, under Market Information > Historical Financial Information.

Table 6 - Regulatory IS x IFRS IS (R$ mn)

9

	1Q26 IFRS	Difference	1Q26 Regulatory	Non- recurring Adjustment	1Q26 Regulatory Adjusted	1Q25 Regulatory Adjusted	% Y/Y
Generation	9,428	0	9,428	0	9,428	7,023	34.2
Transmission	5,015	-1,094	3,921	0	3,921	4,423	-11.3
Others	143	0	143	0	143	69	n.m.
Gross Revenue	14,586	-1,094	13,492	0	13,492	11,515	17.2
(-) Deductions from Revenue	-1,874	0	-1,874	0	-1,874	-1,807	3.7
Net Revenue	12,712	-1,094	11,618	0	11,618	9,708	19.7
Construction	-1,172	1,172	0	0	0	0	0.0
Energy resale	-1,226	0	-1,226	0	-1,226	-1,723	-28.8
Grid	-927	154	-773	0	-773	-849	-8.9
Fuel	-2	0	-2	0	-2	-560	-99.7
Energy resale, grid, fuel and construction (1)	-3,327	1,326	-2,001	0	-2,001	-3,132	-36.1
Personnel	-754	-2	-756	15	-741	-806	-8.0
Material	-50	0	-50	0	-50	-52	-3.8
Services	-434	0	-434	6	-429	-396	8.2
Others	-227	-3	-229	3	-226	-239	-5.4
Personnel, Material, Services and Others	-1,465	-5	-1,469	23	-1,446	-1,493	-3.1
Operating provisions	-520	267	-253	231	-22	-77	-71.6
Results from asset sale	-803	883	80	-80	0	0	0.0
Regulatory remeasurements - Transmission contracts	0	0	0	0	0	0	0.0
Other income and expenses	188	0	188	-188	0	0	0.0
Results, before Equity holdings	6,784	1,378	8,162	-13	8,149	5,006	62.8
Equity holdings	664	-213	452	0	452	371	21.7
EBITDA	7,448	1,165	8,613	-13	8,600	5,377	60.0
D&A	-1,253	-443	-1,696	0	-1,696	-1,592	6.6
EBIT	6,196	722	6,917	-13	6,904	3,785	82.4
Financial Result	-3,127	-254	-3,381	270	-3,112	-3,275	-5.0
EBT	3,069	467	3,536	257	3,793	511	n.m.
Income Tax and Social Contribution	-438	-164	-602	22	-580	-101	n.m.
Net Income, continued	2,631	303	2,934	279	3,213	409	n.m.

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in accounting consolidation.

Non-recurring Adjustments | Regulatory Income Statement

The following adjustments refer to events considered non-recurring:

▪	PMSO (Personnel): R$ 14 million, of which:
▪	(+) R$ 8 million from Voluntary Dismissal Plans (VDPs)
▪	(+) R$ 6 million from severance
▪	PMSO (Services): R$ 6 million related to success fees tied to legal contingency reduction

10

▪	PMSO (Other): R$ 3 million, related to commitments under the self-managed health plan, which was replaced by a plan managed by a specialized market operator in 3Q25
▪	Operating Provisions: R$ 231 million, resulting from:
◦	(+) R$ 141 million in adjustments related to the compulsory loan share conversion process
◦	(+) R$ 128 million in provisions for litigation
◦	(-) R$ 28 million due to the reversal of provisions for onerous contracts
◦	(-) R$ 10 million in estimated losses on investments and impairment
▪	Asset Disposal: -R$ 80 million reflecting the costs of M&A processes carried out throughout 2025, notably:
◦	(-) R$ 91 million from the earn-out related to the sale of EMAE stake
◦	(+) R$ 11 million from to M&A costs in the quarter
▪	Other Revenues and Expenses: -R$ 188 million fully adjusted as non-recurring, given the atypical nature of the items that make up this item. Key highlights include:
◦	(-) R$ 119 million associated with the sale of land
◦	(-) R$ 104 million related to equipment insurance proceeds
◦	(+) R$ 37 million mainly resulting from the reconciliation of judicial deposits
▪	Financial Result: R$ 270 million linked to:
◦	(+) R$ 222 million in monetary restatement of litigation, excluding compulsory loans
◦	(+) R$ 148 million in monetary restatement of compulsory loan proceedings
◦	(-) R$ 100 million in financial charge income on equipment insurance proceeds
▪	Income Tax and Social Contribution: R$ 22 million on non-recurring items adjusted at the EBT level, including R$ 25 million on the equipment insurance proceeds

Regulatory Result: Adjusted EBITDA

In 1Q26, adjusted regulatory EBITDA totaled R$ 8,600 million, up R$ 3,224 million YoY, reflecting:

▪	Increase in generation revenue along with reduction in energy purchase expenses, excluding the operating results from thermal power plants
▪	Higher contribution from equity income
▪	Reduction in PMSO costs and expenses
▪	Reduction in operating provisions

These effects more than offset:

▪	The R$ 502 million drop in transmission revenue, notably the R$ 725 million provision related to restitution liabilities
▪	The R$ 213 million decline in thermal power plant results, following the completion of their divestment
▪	The increase in connectivity costs

Equity income was R$ 452 million in 1Q26, up R$ 81 million YoY. Worth noting that 1Q26 results do not include income from the stake in Eletronuclear, as it was classified as an asset held for sale. In 1Q25, it contributed R$ 64 million. In turn, the contribution from the stake in Norte Energia (Belo Monte) improved during the period, reflecting a reduction in the negative result to R$ 133 million in 1Q26 from R$ 240 million in 1Q25.

It is also worth noting that if one excludes the results from the thermal power plants sold in May and October 2025, EBITDA went up R$ 3,437 million, to R$ 8,602 million in 1Q26 from R$ 5,165 million in 1Q25.

Table 7 - Adjusted regulatory EBITDA, without thermal power plants (R$ mn)

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	1Q26	Thermal Power Plants (TPP)	1Q26 Excluding TPP	1Q25	Thermal Power Plants (TPP)	1Q25 Excluding TPP
Generation	9,428	0	9,428	7,023	1,292	5,732
Transmission	3,921	0	3,921	4,423	0	4,423
Others	143	0	143	69	0	69
Gross Revenue	13,492	0	13,492	11,515	1,292	10,223
(-) Deductions from Revenue	-1,874	0	-1,874	-1,807	-70	-1,738
Net Revenue	11,618	0	11,618	9,708	1,222	8,486
Energy resale, grid, fuel and construction (1)	-2,001	-2	-2,000	-3,132	-975	-2,157
Personnel, Material, Services and Others	-1,446	0	-1,446	-1,493	-36	-1,456
Operating provisions	-22	0	-22	-77	1	-78
Results, before Equity holdings	8,149	-2	8,150	5,006	211	4,794
Equity holdings	452	0	452	371	0	371
EBITDA	8,600	-2	8,602	5,377	211	5,165

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in the accounting consolidation.

3.           ENERGY TRADING

AXIA Energia companies sold 25.3 TWh of energy in 1Q26, down 27.5% compared to the 34.9 TWh traded in 1Q25.

The volumes sold include energy from plants under the quota regime, renewed under Law 12,783/2013, as well as from plants operating under the ACL and ACR exploration regimes and consolidated Special Purpose Entities (SPEs): Teles Pires, Baguari, Retiro Baixo and Santo Antônio HPPs.

Table 8 - Energy balance 1Q26 (aMW)

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	2026		2027		2028

Resources (A)	17,670		18,181		18,084
Own resources (1) (2) (3) (4)	15,555		16,740		16,735
Hydraulic	15,275		16,459		16,454
Wind	281		281		281
Energy Purchase (5)	2,114		1,441		1,349
Limit =>	Lower	Higher	Lower	Higher	Lower	Higher
Sales (B)	10,293	13,293	7,649	10,649	5,048	11,048
ACR - Except quotas	3,543		3,149		3,048
ACL - Bilateral Contracts (range) + STM implemented (5)	6,750	9,750	4,500	7,500	2,000	8,000
Average prices Contracts signed
Limit =>	Lower	Higher	Lower	Higher	Lower	Higher
Average Price of Sales Contracts (ACR and ACL - R$/MWh) (6)	190	210	200	230	190	230
Balance (A - B)	7,377	4,377	10,532	7,532	13,036	7,036
Balance considering estimated hedge (7)	4,790	1,790	7,744	4,744	10,249	4,249
Uncontracted energy considering estimated hedge (7)	27%	10%	43%	26%	57%	23%

Contracts signed until 3/31/2026.

The energy balance reflects the SPEs consolidated into AXIA Energia: Santo Antônio HPP (as of 3Q22) and Baguari and Retiro Baixo HPPs (as of 4Q23) in terms of resources, sales, and average prices. Similarly, Teles Pires HPP, an SPE consolidated into AXIA Energia Norte (as of 4Q23), is also included.

1.	Own Resources include the decotization plants (new Independent Power Producers - IPPs) and the New Grants—Sobradinho, Itumbiara, Tucuruí, Curuá-Una, and Mascarenhas de Moraes. For hydroelectric projects, an estimated GFIS2 was considered, that is, the Assured Capacity adjusted for Internal Loss Factors, Basic Network Loss Factors, and Availability Factors, as well as adjustments for portfolio-specific characteristics.
2.	The revised Assured Capacity values, as outlined in Ordinance No. 709/GM/MME, of November 30, 2022, have been taken into account.
3.	With the gradual phasing out of quota-based generation legacy contracts (decotization), plants currently operating under the quota regime are gradually granted new concessions under the IPP regime over a five-year period beginning in 2023. The Assured Capacity values were established in Ordinance GM/MME No. 544/21.
4.	Considering the new concession grants from 2023 onward for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants, whose Assured Capacity values were established in Ordinance GM/MME No. 544/21.
5.	Purchase balances include all energy acquired for resale: (a) short-term purchases (contracts with a duration of less than 12 months) and (b) structural purchases (contracts with a duration of at least 12 months). Additionally, the balances include intercompany transactions, impacting both energy purchase and sales in the free market (ACL), in the following amounts: approximately 550 aMW in 2026 and 500 aMW in 2027 and 150 aMW in 2028.
6.	Average prices are gross of PIS/COFINS (9.25%) and are not directly comparable to BBCE prices, which are net of taxes.
7.	The figures represent an estimate of uncontracted energy. The estimated value for 2026, 2027 and 2028 is 83.1%, in line with average historical GSF from 2020 to 2025. Source: CCEE, obtained from the CCEE website at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao (in Portuguese only, select the MRE option in the panel). It is important to note that this is only an estimate, based on past events.

Table 9 - Assured capacity quotas of hydroelectric power plants (aMW)

	2025	2026	2027
Assured Capacity Quotas (8) (9)	2,626	1,313	0
8.	This excludes the Assured Capacity of Jaguari HPP (12.7 aMW), whose concession remains under AXIA Energia's interim management.
9.	Decotization occurs gradually over a five-year period beginning in 2023. The Assured Capacity values applied from 2023 onward are those established in Ordinance GM/MME No. 544/21.

4.           INVESTMENTS AND EXPANSION PROJECTS

Investments totaled R$ 1,355 million in 1Q26, with allocation as follows:

▪	R$ 977 million to transmission
▪	R$ 185 million to generation
▪	R$ 86 million to the environmental area
▪	R$ 67 million to infrastructure
▪	R$ 41 million to Itaipu's HVDC project

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Among transmission-related investments, reinforcements and improvements stand out, with 40% concentrated on large-scale projects, 31% on small-scale projects, and 27% on expansion projects. The remaining 2% was allocated to maintenance.

The amount invested in infrastructure was allocated as follows:

▪	66% for IT
▪	23% for equipment and machinery
▪	11% for real estate

In the socio-environmental area, key highlights included investments related to the maintenance of operating licenses for power plants and substations, as well as land compensation.

The breakdown of investments by the holding company and its main subsidiaries is available in the operational spreadsheet in the Results Center section of the Company’s Investor Relations website.

Table 10 - Investments (R$ mn)

	1Q26	1Q25%		4Q25%
Generation Corporate	185	167	10.9	611	-69.8
Implementation / Expansion	11	37	-69.0	57	-79.9
Maintenance	173	130	33.4	554	-68.7
Transmission Corporate	977	655	49.1	2,441	-60.0
Expansion	263	54	n.m.	422	-37.7
Reinforcements and improvements	691	596	16.0	1,992	-65.3
Large-scale	386	378	2.3	1,322	-70.8
Small-scale	305	218	39.7	671	-54.5
Maintenance	23	6	n.m.	26	-9.4
Infrastructure	67	43	53.4	412	-83.9
Environmental	86	47	82.4	127	-32.6
SPEs	0	0	0.0	83	n.m.
Generation - Contributions	0	0	0.0	0	0.0
Generation - Acquisition	0	0	0.0	0	0.0
Transmission - Contributions	0	0	0.0	83	n.m.
Transmission - Acquisition	0	0	0.0	0	0.0
Investment for Special Obligation – Itaipu HVDC	41	82	-50.2	195	-79.0
Total	1,355	995	36.2	3,869	-65.0

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Expansion Projects - Transmission

Large-Scale Projects

▪	Projects: 286[1], including the Itaipu HVDC System Revitalization project. Throughout 1Q26, the sample was increased from 224 to 286 projects, due to the inclusion of 74 new authorizations issued by the regulator, 11 projects that were energized and 1 cancellation.
▪	Estimated investment: R$ 6.78 billion, excluding the Itaipu HVDC System Revitalization project, as AXIA Energia is responsible solely for its execution, and therefore does not benefit from associated revenue while being fully reimbursed for the amount disbursed.
▪	Auctions: Investments of R$ 8.28 billion, mainly driven by the following SPEs:
◦	Nova Era Janapu, which was part of the sample since 2Q24
◦	Nova Era Catarina, Nova Era Ceará, Nova Era Integração and Nova Era Teresina, added in 3Q24[2]
◦	AXIA Energia Transmissora Nova Ponte, AXIA Energia Transmissora Paracatu, AXIA Energia Transmissora Carnaúba and AXIA Energia Transmissora Seridó, included in 1T26[2].
▪	Additional associated RAP: R$ 2 billion between 2025-2030.

Small-Scale Projects

▪	Developments: 7,805 small-scale events under implementation or to be implemented, of which 7,399 were improvements and 406 were reinforcements. Data from ONS Improvement and Reinforcement Plan Management System (SGPMR).

Table 11 - Portfolio of ongoing transmission projects

	1Q26	1Q25%		4Q25%
Large Scale: Reinforcement and Improvement
Estimated Portfolio Investment (R$ bi)	6.8	6.8	0.2	6.1	11.3
Additional RAP associated (R$ bi)	1.1	1.1	2.0	1.0	9.7
# of projects in the beginning of the period	215	236	-8.9	225	-4.4
(-) energized	-11	-8	37.5	-38	-71.1
(-) cancelled	-1	-1	0.0	0	0.0
(+) new authorizations	74	8	n.m.	28	n.m.
# of projects in the end of the period	277	235	17.9	215	28.8
Large Scale: Expansion (Auctions in implementation)
Estimated Portfolio Investment (R$ bi)	8.3	6.4	30.2	7.9	5.1
Additional RAP associated (R$ bi)	0.9	0.7	26.7	0.9	2.8
# of projects in the beginning of the period	9	6	50.0	5	80.0
(-) energized	0	0	0.0	0	0.0
(-) cancelled	0	0	0.0	0	0.0
(+) new authorizations	0	0	0.0	4	n.m.
# of projects in the end of the period	9	6	50.0	9	0.0
Small Scale
# of projects in the end of the period	7,805	9,635	-19.0	8,009	-2.5
Improvement	7,399	9,077	-18.5	7,577	-2.3
Reinforcement	406	558	-27.2	432	-6.0

1 Referring to reinforcements, improvements and auction-related projects. Considers projects registered in ANEEL's Transmission Management System (SIGET). Projects are included when added to the system and excluded when they are either canceled or enter commercial operation. The 286 projects will add 2,306 km of transmission lines and 19,617 MVA in substations.

2 Each of the 9 SPEs created holds the contracts signed in last years' transmission auctions. SPE Nova Era Janapu holds contract no. 09/2023-ANEEL for the 4th lot of Auction 01-2023; SPE Nova Era Teresina holds contract no. 04/2024-ANEEL for the 1st lot of Auction 01-2024; SPE Nova Era Ceará holds contract no. 06/2024-ANEEL for the 3rd lot of Auction 01-2024; SPE Nova Era Integração holds contract no. 08/2024-ANEEL for the 5th lot of Auction 01-2024; and SPE Nova Era Catarina holds contract no. 12/2024-ANEEL for the 9th lot of Auction 01-2024. SPE AXIA Energia Transmissora Nova Ponte holds contract no. 006/2026-ANEEL for lot 6A of auction 04-2025; SPE AXIA Energia Paracatu holds contract no. 007/2026-ANEEL for lot 6B of auction 04-2025; SPE AXIA Energia Carnaúba holds contract no. 008/2026-ANEEL for lot 7A of auction 04-2025; and SPE AXIA Energia Seridó holds contract no. 009/2026-ANEEL for lot 7B of auction 04-2025.

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5.           INDEBTEDNESS

Net debt totaled R$ 46,045 million in 1Q26, down R$ 439 million sequentially and up R$ 6,773 million YoY. The Company's total average cost decreased to CDI + 0.03% p.a. in 1Q26 from CDI + 0.15% p.a. in 1Q25 while average debt maturity was reduced by 4.0 months vs the same period in 2025.

In February, the Company completed its 8th debenture issuance, totaling R$ 2 billion, with maturities extending through 2041, to support infrastructure investments. In March, R$ 500 million in bank debt was raised to enhance liquidity, with bullet maturities of up to two years. In addition, R$ 200 million was raised by AXIA Energia Nordeste, maturing in 2034, to finance projects in the Northeast region.

Table 12 - Net debt (R$ mn)

	03/31/2026	12/31/2025	03/31/2025
(+) Gross Debt, including derivatives	74,787	75,024	71,192
(+) Gross Debt	73,524	74,296	70,890
(+) Derivatives (currency hedge) Net	1,263	729	302
(-) Cash and Cash Equivalents + Current Securities	27,677	27,552	30,281
(-) Restricted Cash for Loans and Financing	868	797	994
(-) Loans receivable	196	191	644
Net Debt	46,045	46,484	39,272
Adjusted Net Debt / Adjusted Regulatory EBITDA LTM	1.8x	2.0x	1.7x
Net Debt's Average Term (months)	54.5	54.5	58.5

Below are the gross debt maturity schedule and its breakdown by index, according to the index profile, as well as the respective spreads over each index, considering gross debt including derivatives. A more detailed breakdown is available in the operational spreadsheet in the Results Center on the Company’s Investor Relations website.

Chart 1 - Debt maturity schedule after hedge (R$ billion)

Table 13 - Debt breakdown, including hedge

Index	Average Cost	Total Balance (R$ million)	Share of Total (%)
CDI +	CDI + 0.97%	43,675	58.4
IPCA	IPCA + 5.91%	22,143	29.6
% of CDI	122% of CDI	4,555	6.1
TJLP	TJLP + 2.20%	2,757	3.7
Fixed Rate	5.53% per year	1,472	2.0
EUR	2.64% per year	185	0.2
Total		74,787	100.0

6.           COMPULSORY LOAN

16

AXIA Energia has implemented measures to mitigate risks associated with legal proceedings related to compulsory loans on electricity1. To address this, the Company has strengthened its legal defense strategy and pursued settlements with discounts and full resolution of lawsuits. As a result of the negotiations:

▪	The inventory of provisions was reduced by R$ 2.2 billion YoY and R$ 19 million sequentially, totaling R$ 11.0 billion in 1Q26, mainly due to the agreements
▪	Net reversal of R$ 36 million due to executed agreements and favorable decisions in the quarter
▪	R$ 148 million was the amount recorded in 1Q26 under financial expenses related to monetary restatements
▪	With the execution of new agreements in 1Q26, R$ 21.5 million in guarantees previously deposited in court will be released upon approval, bringing the total released since 3Q22 to R$ 2.7 billion

Since 3Q22, when negotiations began, the provision inventory related to compulsory loan fell by R$ 14.8 billion, reaching R$ 11.0 billion in 1Q26, even considering the accumulated R$ 3.2 billion monetary restatement in the period. The agreements also enabled the elimination of R$ 11.0 billion in legal risks considered "off balance", of which R$ 1.2 billion was classified as possible and R$ 9.8 billion as remote.

Chart 2 - Total inventory of compulsory loan provisions 1Q26 x 1Q25 (R$ bn)

Chart 3 - Total inventory of compulsory loan provisions 1Q26 x 4Q25 (R$ bn)

1 Starting in 3Q25, the figures presented in this section fully encompass all procedural matters related to the topic, rather than only the book-entry credits, which represented approximately 99% of the total balance and had been the focus of this section in previous quarters. As a result, the figures disclosed herein may show slight variations compared to those reported in prior periods.

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7.           CASH FLOW

The highlight of 1Q26 was the R$ 8.1 billion regulatory result, partially offset by working capital cash consumption of R$ 3.4 billion, mainly driven by accounts payable and receivable.

Table 14 - Cash flow (R$ mn)

	1Q26	1Q25	∆%
Adjusted Regulatory Result, before Equity Holdings	8,149	5,006	62.8
EBITDA Adjustment *	-67	108	n.m.
Income Tax and Social Contribution	-434	-135	n.m.
Working Capital	-3,380	1,707	n.m.
Privatization Charges	-875	-888	-1.5
Dividends Received	82	278	-70.4
Operating Cash Flow	3,476	6,075	-42.8
Investments **	-1,624	-1,866	-13.0
Free Cash Flow	1,852	4,209	-56.0
Debt Service	-1,945	-1,914	1.6
Litigation	-892	-529	68.6
Guarantees and Restricted Deposits	-22	-507	-95.6
Supplementary social security	-90	-18	n.m.
Net Funding ***	-299	-4,457	-93.3
Receipt of Loans and Financial Charges	2	1	8.0
Disposal of equity holdings	568	-28	n.m.
Dividends	0	-2,192	n.m.
Free Net Cash	-827	-5,433	-84.8
Change in Restricted Cash (short and long term)	29	-267	n.m.
Change in Financial Investments (long-term)	242	-5	n.m.
Net Cash	-556	-5,706	-90.2

*Does not consider the adjustment to the asset disposal result line.

**Excludes generation contributions.

***Net funding: debt raised, net of issuance costs.

FINANCIAL AND OPERATIONAL RESULTS ANALYSIS

8.           FINANCIAL PERFORMANCE

8.1.     Operational and Financial Results

The table below presents the results by segment for the AXIA Energia Group’s two main businesses—generation and transmission—considering revenue and direct costs. Other costs and expenses, equity income, financial results, and taxes are analyzed on a consolidated basis.

18

Table 15 - Income statement 1Q26 (R$ mn)

Income Statement	IFRS (a)	Adjustment (b)	Regulatory (c)=(a)+(b)	Non Recurring (d)	Adjusted Regulatory (e)=(c)+(d)	Generation (e.1)	Transmission (e.2)	Others (e.3)	Eliminations (e.4) (1)
Gross Revenue	14,586	-1,094	13,492	0	13,492	9,428	4,186	143	-265
(-) Deductions	-1,874	0	-1,874	0	-1,874	-1,104	-760	-10	0
Net Revenue	12,712	-1,094	11,618	0	11,618	8,323	3,426	133	-265
Energy purchased for resale (2)	-1,226	0	-1,226	0	-1,226	-1,226	0	0	0
Charges on use of the electricity grid	-927	154	-773	0	-773	-1,038	0	0	265
Fuel for electricity production (net of CCC)	-2	0	-2	0	-2	-2	0	0	0
Other Non-manageable Generation Costs (3)	-75	0	-75	0	-75	-75	0	0	0
Construction costs	-1,172	1,172	0	0	0	0	0	0	0
Regulatory remeasurements	0	0	0	0	0	0	0	0	0
Contribution Margin	9,310	232	9,542	0	9,542	5,982	3,426	133	0
PMSO, excluded Other Generation Costs (3)	-1,390	-5	-1,394	23	-1,371
Provisions	-520	267	-253	231	-22
Results from asset sale	-803	883	80	-80	0
Other income and expenses	188	0	188	-188	0
Results, before Equity holdings	6,784	1,378	8,162	-13	8,149
Equity holdings	664	-213	452	0	452
EBITDA	7,448	1,165	8,613	-13	8,600
D&A	-1,253	-443	-1,696	0	-1,696
EBIT	6,196	722	6,917	-13	6,904
Financial Result	-3,127	-254	-3,381	270	-3,112
EBT	3,069	467	3,536	257	3,793
Income Tax and Social Contribution	-438	-164	-602	22	-580
Net Income	2,631	303	2,934	279	3,213

(1) Eliminations: These refer to the portion of transmission system usage charges paid by AXIA Energia's generators to the Company's own transmission companies, which receive them as RAP. For accounting consolidation purposes (Tables 5 and 6), these amounts are eliminated from both transmission revenue and generation usage charges. For management purposes, gross transmission revenue in 1Q26 is R$ 4,186 million, and including the accounting elimination of -R$ 265 million, this translates into accounting revenue of R$ 3,921 million. In the case of generation connection charges costs, for management purposes, the value in 1Q26 is R$ 1,038 million, and including the accounting elimination of R$ 265 million, this translates into an accounting cost of R$ 773 million.

(2) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in accounting consolidation.

(3) The "RHR Hedge Cost" and "Other Operating Costs" lines, related to the generation segment costs, make up the "Other PMSO Costs" line under the accounting view. For a better understanding of the contribution margin by segment, from a management perspective, both lines are allocated in the composition of the contribution margin from generation. In 1Q26, the adjusted regulatory PMSO under the accounting view totaled R$ 1,446 million, composed of R$ 53 million in RHR hedge costs and R$ 22 million in other generation operating costs, both allocated in the margin from generation, and R$ 1,371 million in other manageable costs and expenses components for personnel, materials, services and other. At the same time, in 1Q26, the adjusted IFRS PMSO from an accounting perspective totaled R$ 1,441 million, comprised of R$ 53 million in RHR hedge costs and R$ 22 million in other generation operating costs, both allocated to the margin from generation, and R$ 1,366 million in other manageable costs and expenses components related to personnel, materials, services, and other.

Table 16 - Income statement 1Q25 (R$ mn)

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Income Statement	IFRS (a)	Adjustment (b)	Regulatory (c)=(a)+(b)	Non Recurring (d)	Adjusted Regulatory (e)=(c)+(d)	Generation (e.1)	Transmission (e.2)	Others (e.3)	Eliminations (e.4) (1)
Gross Revenue	12,222	-707	11,515	0	11,515	7,023	4,697	69	-274
(-) Deductions	-1,807	0	-1,807	0	-1,807	-1,031	-745	-32	0
Net Revenue	10,414	-707	9,708	0	9,708	5,993	3,952	37	-274
Energy purchased for resale (2)	-1,540	-183	-1,723	0	-1,723	-1,723	0	0	0
Charges on use of the electricity grid	-996	148	-849	0	-849	-1,122	0	0	274
Fuel for electricity production (net of CCC)	-560	0	-560	0	-560	-560	0	0	0
Other Non-manageable Generation Costs (3)	-57	0	-57	0	-57	-57	0	0	0
Construction costs	-745	745	0	0	0	0	0	0	0
Regulatory remeasurements	-952	952	0	0	0	0	0	0	0
Contribution Margin	5,564	955	6,519	0	6,519	2,531	3,952	37	0
PMSO, excluded Other Generation Costs (3)	-1,621	-6	-1,628	191	-1,436
Provisions	-126	216	89	-166	-77
Results from asset sale	0	0	0	0	0
Other income and expenses	133	0	133	-133	0
Results, before Equity holdings	3,950	1,164	5,114	-108	5,006
Equity holdings	368	3	371	0	371
EBITDA	4,318	1,167	5,485	-108	5,377
D&A	-1,112	-479	-1,592	0	-1,592
EBIT	3,205	688	3,893	-108	3,785
Financial Result	-3,494	-163	-3,656	382	-3,275
EBT	-289	526	237	274	511
Income Tax and Social Contribution	-65	-36	-101	0	-101
Net Income	-354	489	136	274	409

(1) Eliminations: These refer to the portion of transmission system usage charges paid by AXIA Energia's generators to the Company's own transmission companies, which receive them in the form of RAP. For accounting consolidation purposes (Tables 5 and 6), these amounts are eliminated from both transmission revenue and generation usage charges. For management purposes, gross transmission revenue in 1Q25 is R$ 4,697 million, and including the accounting elimination of -R$ 274 million, this translates into accounting revenue of R$ 4,423 million. In the case of generation connection charges costs, for management purposes, the value in 1Q25 is -R$ 1,122 million, and including the accounting elimination of R$ 274 million, this translates into an accounting cost of -R$ 849 million.

(2) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in the accounting consolidation.

(3) The "RHR Hedge Cost" and "Other Operating Costs" lines, related to generation segment costs, make up the "Other PMSO Costs" line under the accounting view. For a better understanding of the contribution margin by segment, from a management perspective, both lines are allocated in the composition of the contribution margin from generation. In 1Q25, the adjusted regulatory PMSO under the accounting view totaled R$ 1,493 million, composed of R$ 36 million in RHR hedge costs and R$ 20 million in other generation operating costs, both allocated in the margin from generation, and R$ 1,436 million in other manageable costs and expenses components for personnel, materials, services and others. At the same time, in 1Q25, the adjusted IFRS PMSO from an accounting perspective totaled R$ 1,487 million, comprised of R$ 36 million in RRH hedging costs and R$ 20 million in other generation operating costs, both allocated to the margin from generation, and R$ 1,430 million in other manageable costs and expenses components related to personnel, materials, services, and others.

8.2.     Generation Segment

20

Revenue by Contracting Environment

Recurring regulatory revenue was R$ 9,428 million in 1Q26, in line with adjusted IFRS generation revenue. In 1Q25, this difference reflected the accounting treatment of the portion of revenue from Amazonas Energia related to previously unpaid amounts, following a change in the assessment of receivables. Under IFRS, these amounts were recognized as revenue, while under regulatory accounting—where such recognition had already occurred—there was also a reversal of the provision recorded at that time. The difference, which had been recognized in previous comparison periods, had the same nature at that time.

Two effects on energy sales in the regulated market deserve highlight:

▪	A R$ 34 million[1] provision recorded in 1Q26 related to reimbursements to counterparties under availability contracts in the regulated market (ACR) and reserve energy, due to underdelivery of contracted wind energy as a result of insufficient generation
▪	A R$ 1,292 million reduction reflecting the absence of revenue from thermal power plant energy sales in 1Q26, following the divestment completed on October 9, 2025. In 1Q25, these sales contributed to results.

Table 17 - Generation revenue by contracting environment (R$ mn)

Revenue Generation	Volume (aMW) (a)			Price (R$/MWh) (b)			Regulatory Revenue (c) = (a) x (b)
	1Q26	% Y/Y	% Q/Q	1Q26	% Y/Y	% Q/Q	1Q26	% Y/Y	% Q/Q
(+) Regulated Market	3,721	-19.8	4.7	217	-26.8	17.1	1,748	-41.3	20.0
Existing	3,591	0.7	7.4	221	5.2	4.9	1,713	5.9	10.2
Reimbursement from ACR-d and CER (1)	0	0.0	0.0	0	0.0	0.0	-34	0.0	-87.7
M&As (2)	130	30.1	3.3	242	-19.8	-38.0	68	4.4	-37.4
Thermal	0	-100.0	n.m.	0	0.0	0.0	0	-100.0	n.m.
(+) Free Market	6,739	-25.3	-17.7	193	28.1	10.4	2,810	-4.3	-11.1
Existing	6,675	-26.0	-17.6	193	28.2	11.5	2,785	-5.2	-10.1
M&As (2)	64	0.0	-32.0	183	0.0	-40.4	25	0.0	-60.3
(+) O&M (Quotas)	1,270	-49.6	-48.4	100	4.6	13.9	274	-47.3	-42.4
(+) ST Market (CCEE) (3)	6,265	45.2	114.7	340	436.8	13.5	4,596	679.6	138.4
(=) Revenue with energy sold	17,995	-12.2	5.1	243	52.9	30.6	9,428	34.3	34.3
(+) Other	—	—	—	—	—	—	0	-100.0	0.0
(=) Total Revenue	—	—	—	—	—	—	9,428	34.2	34.3
Recurring	—	—	—	—	—	—	9,428	34.2	34.3
Non-recurring	—	—	—	—	—	—	0	0.0	0.0

Revenue Generation	Regulatory Revenue (c)			Accounting Adjustment (d) (4)			Accounting Revenue (e) = (c) + (d)
	1Q26	1Q25	4Q25	1Q26	1Q25	4Q25	1Q26	1Q25	% Y/Y	4Q25	% Q/Q
Regulated Market	1,748	2,975	1,457	0	-56	0	1,748	2,919	-40.1%	1,457	20.0
Free Market	2,810	2,937	3,161	0	0	0	2,810	2,937	-4.3%	3,161	-11.1
O&M (Quotas)	274	520	476	0	0	0	274	520	-47.3%	476	-42.4
Short-term market (3)	4,596	590	1,928	0	0	0	4,596	590	679.6%	1,928	138.4
Energy Sales	9,428	7,021	7,021	0	-56	0	9,428	6,965	35.4%	7,021	34.3
Others	0	2	0	0	0	0	0	2	-100.0%	0	0.0
Total Revenue	9,428	7,023	7,021	0	-56	0	9,428	6,967	35.3%	7,021	34.3
Recurring	9,428	7,023	7,021	0	-56	0	9,428	6,967	35.3%	7,021	34.3
Non-recurring	0	0	0	0	0	0	0	0	0.0%	0	0.0

(1) Provision due to energy committed under ACR-d and CER contracts, but neither generated nor supplied.

(2) M&A: Includes revenue from assets in which AXIA Energia’s stake has changed over the past 12 months.

(3) Short-term market: the Brazilian electric energy trading chamber (CCEE).

(4) The differences between IFRS and regulatory revenues in 1Q25 refer to energy sold and unpaid for by Amazonas Energia, which was not recognized as revenue under IFRS accounting, but recorded under regulatory accounting, where it was fully provisioned.

Regulatory Margin from Generation

4 Amount related to impact on gross revenue. The impact on net revenue was R$ 31 million.

21

The contribution margin from generation captures the value added by this segment’s results, considering energy trading and directly related costs, thus excluding Personnel, Materials, Services, and Other expenses.

The contribution of generation to the results increased to R$ 5,982 million in 1Q26 from R$ 2,531 million in 1Q25, reflecting the narrowing of price differences between the North and Northeast and the Southeast/Central-West submarkets, as well as higher short-term prices (PLD).

In unit terms, the margin by volume of available energy (energy resource) increased to R$ 158.46/MWh in 1Q26 from R$ 62.03/MWh in 1Q25.

It is worth noting that, when excluding the thermal power plant results (Table 19), the unit contribution margin rose to R$ 158.50/MWh in 1Q26 from R$ 58.97/MWh in 1Q25, while energy resources fell in the period, down to 17,477 aMW from 18,183 aMW, mainly driven by a lower GSF, partially offset by protection from the hydrological risk renegotiation.

Table 18 - Generation - adjusted contribution margin, regulatory (R$ mn)

	1Q26	1Q25%		4Q25%
Gross Revenue	9,428	7,023	34.2	7,021	34.3
Taxes	-706	-721	-2.0	-588	20.1
Sector charges	-398	-310	28.5	-311	27.8
Net Revenue	8,323	5,993	38.9	6,121	36.0
Energy purchased for resale (1)	-1,226	-1,723	-28.8	-1,791	-31.5
Charges on use of the electricity grid (2)	-1,038	-1,122	-7.5	-1,169	-11.1
Fuel for electricity production (net of CCC (3))	-2	-560	-99.7	-37	-95.9
Other Non-manageable Generation Costs	-75	-57	32.4	-65	14.6
GSF Insurance (4)	-53	-36	46.0	-52	1.9
Others (5)	-22	-20	7.8	-13	65.0
Contribution Margin	5,982	2,531	n.m.	3,059	95.6
Resources (MWm) (6)	17,477	18,887	-7.5	15,096	15.8
Unit Margin (R$/MWh)	158	62	155.5	92	72.7

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in the accounting consolidation.

(2) Does not consider the accounting elimination effect of charges paid to the Company's own transmission segment.

(3) CCC: Conta de Consumo de Combustíveis, or Fuel Consumption Account, is responsible for management of payments made by distribution and transmission companies to subsidize the costs of generators serving Isolated Systems.

(4) RHR: Renegotiation of Hydrological Risk

(5) Others: association contributions (CCEE and ONS) and other costs.

(6) Includes own resources and structural purchases, taking into account contracts with a supply duration longer than 12 months.

Table 19 - Generation, ex thermal power plants - adjusted contribution margin, regulatory (R$ mn)

22

	1Q26	1Q25%		4Q25%
Gross Revenue	9,428	5,732	64.5	6,953	35.6
Taxes	-706	-651	8.4	-582	21.4
Sector charges	-398	-310	28.5	-311	27.8
Net Revenue	8,323	4,771	74.5	6,060	37.4
Energy purchased for resale (1)	-1,226	-1,407	-12.8	-1,791	-31.5
Charges on use of the electricity grid (2)	-1,038	-991	4.7	-1,166	-11.0
Fuel for electricity production (net of CCC (3))	0	0	0.0	0	0.0
Other Non-manageable Generation Costs	-75	-57	32.4	-65	14.6
GSF Insurance (4)	-53	-36	46.0	-52	1.9
Others (5)	-22	-20	7.8	-13	65.0
Contribution Margin	5,984	2,316	158.4	3,037	97.0
Resources (MWm) (6)	17,477	18,183	-3.9	15,069	16.0
Unit Margin (R$/MWh)	159	59	168.8	91	73.6

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in the accounting consolidation.

(2) Does not consider the accounting elimination effect of charges paid to the Company's own transmission segment.

(3) CCC: Conta de Consumo de Combustíveis, or Fuel Consumption Account, is responsible for management of payments made by distribution and transmission companies to subsidize the costs of generators serving Isolated Systems.

(4) RHR: Repactuação do Risco Hidrológico, or Renegotiation of the Hydrological Risk

(5) Others: association contributions (CCEE and ONS) and other costs.

(6) Includes own resources and structural purchases, taking into account contracts with a supply duration longer than 12 months.

Table 20 - Generation - adjusted contribution margin, regulatory - by contracting environment (R$ mn)

	1Q26					1Q25		4Q25
	Total (a)=(b)+(c) +(d)+(e)	Thermal (b)	Quota (c)	ACR (d)	ACL + MCP (e)	ACL + MCP	% Y/Y	ACL + MCP	% Q/Q
Gross Revenue	9,428	0	274	1,748	7,406	3,529	n.m.	5,089	45.5
(-) Adjustment	0	0	0	0	0	0	0.0	0	0.0
Adjusted Gross Revenue	9,428	0	274	1,748	7,406	3,529	n.m.	5,089	45.5
(-) Taxes	-706	0	-21	-131	-555	-401	38.4	-426	30.3
(-) Sector Charges	-398	0	-25	-86	-287	-192	49.3	-196	46.6
(-) Energy purchased for resale (1)	-1,226	0	0	0	-1,226	-1,407	-12.8	-1,791	-31.5
(-) Charges on use of the electricity grid (2)	-1,038	0	-81	-238	-719	-617	16.5	-665	8.2
(-) Fuel for electricity production (3)	-2	-2	0	0	0	0	0.0	0	0.0
(-) Other Non-manageable Generation Costs	-75	0	-1	-57	-17	-12	37.6	-10	77.1
GSF Insurance (4)	-53	0	0	-53	0	0	0.0	0	0.0
Others (5)	-22	0	-1	-4	-17	-12	37.6	-10	77.1
Contribution Margin (f)	5,982	-2	146	1,235	4,602	899	n.m.	2,003	n.m.

	Own Resources (MWm)				16,225	17,909	-9.4	13,996	15.9
	(-) Quotas				-1,270	-2,521	-49.6	-2,459	-48.4
	(-) ACR (includes thermal plants)				-3,721	-4,680	-20.5	-3,575	4.1
	(+) Structural Purchases				1,252	977	28.1	1,100	13.8
	Resources (MWm) (6)				12,486	11,686	6.8	9,062	37.8
	Resources (MWh thousand) (6) (g)				26,970	25,243	6.8	20,009	34.8

	R$/MWh (f)/(g)				171	36	378.9	100	70.5

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in the accounting consolidation.

23

(2) Does not consider the accounting elimination effect of charges paid to the Company's own transmission segment.

(3) Net of CCC: Conta de Consumo de Combustíveis, or Fuel Consumption Account, is responsible for management of payments made by distribution and transmission companies to subsidize the costs of generators serving Isolated Systems.

(4) RHR: Renegotiation of Hydrological Risk

(5) Others: association contributions (CCEE and ONS) and other costs.

(6) Includes own resources and structural purchases, considering contracts with a supply term longer than 12 months.

The contribution margin of energy traded in the Free Contracting Market (ACL) and settled in the Short Term Market (MCP) was R$ 171/MWh in 1Q26, considering the resources available for allocation in both segments, the increase of which was mainly driven by the release of volumes following the decotization process.

The contribution margin reached R$ 4,602 million in 1Q26, mainly explained by:

▪	Higher available energy volumes from the decotization of assured capacity of plants renewed through the Company's privatization process
▪	Narrower price differences between the North and Northeast compared to the Southeast/Central-West submarkets
▪	Higher short-term prices (PLD) across all submarkets

8.3.     Transmission Segment

24

Regulatory Margin from Transmission

Net transmission revenue comprises gross revenue and its respective deductions and, for management purposes, represents the contribution margin of this segment.

Gross transmission revenue is based on the Allowed Annual Revenue (RAP) and the Adjustment Portion (PA) approved by ANEEL for the current tariff cycle, 2025/2026 (from July 1, 2025, to June 30, 2026). It is worth noting that the PA of the current tariff cycle is a contractual mechanism established by the regulator to compensate for any deficit or surplus between the revenue billed and the RAP approved in the previous cycle.

In addition, gross revenue includes:

▪	taxes and charges that are not part of the RAP (gross up);
▪	discounts for unavailability
▪	additional RAP related to new facilities that entered into operations after the approval
▪	pass-through items, for which transmission companies act solely as collection agents, and mismatches between approved RAP and billed revenue, both compensated in the following tariff cycle through the PA

Accounting eliminations related to transmission system usage charges paid by AXIA Energia’s generation companies to the Group’s own transmission subsidiaries are not considered. Deductions include taxes (PIS/COFINS, ICMS, and ISS) and sector charges (CDE, PROINFA, TFSEE, R&D, and RGR).

Provision related to regulatory restitution assets and liabilities: accounting practice

Starting in 1Q26, the Company began recognizing in the transmission margin a provision related to restitution assets and liabilities, arising from pass-through items which are collected in revenue. It is worth noting that these items do not belong to the Company, which acts solely as a collection agent, returning them through PA Apuração in the subsequent tariff cycle, as is already the case.

The reversal of this provision will occur when the offsetting of these items effectively flows through revenue, through PA Apuração, in the subsequent tariff cycle.

This practice has no cash impact. Its purpose is to smooth the revenue recognized across different tariff cycles, aligning it more closely with the RAP collection profile. It should be noted that this practice applies only from a regulatory perspective, since from the IFRS perspective the collection and subsequent return of pass-through items are already reflected in the amount recognized on the balance sheet as a contract asset.

Provision related to regulatory restitution assets and liabilities: recognition in 1Q26

The amount recognized in 1Q26 was R$ 725 million, consisting of:

▪	R$ 597 million related to pass-through items collected as revenue throughout the nine months of the current tariff cycle started July 1, 2025, including R$ 296 million collected in 1Q26
▪	R$ 128 million relating to the PA Apuração component to be recognized in the 2Q26 revenue, at which point this provision will be reversed. This component equals 1/4 of the amount approved for the current tariff cycle, reflecting the pass-through items collected in the 2024/25 tariff cycle and returned in the current 2025/26 cycle

It is worth noting that, out of the R$ 725 million, only R$ 296 million corresponds to amounts collected this quarter. Starting in 2Q26, provisions are expected to reflect the pass-through items collected in the same quarter, with reversal occurring in the subsequent tariff cycle as the offset is recognized in revenue in the form of PA Apuração.

Net Regulatory Revenue

25

Net regulatory transmission revenue was R$ 3,426 million in 1Q26, down 13.3% YoY, primarily reflecting the recognition of the provision described above.

This effect was partially offset by the reduction of the PA in this tariff cycle, mainly explained by the occurrence in 1Q25 -— with no counterpart in 1Q26 — of a negative portion related to the Postponement of the 2023 Periodic Tariff Review (RTP), pursuant to Homologatory Resolution (ReH) 3.344/2024, applicable only to the 2024/2025 tariff cycle.

It is worth noting that the RAP variation was primarily explained by:

▪	The repositioning of RBSE's financial component
▪	The review of resources linked to the 2023 RTP
▪	The addition of RAP from reinforcement and improvement projects authorized by the regulator

Sequentially, when compared to the R$ 3,924 million recorded in 4Q25, the R$ 498 million decrease in the contribution margin was mainly explained by the recognition of provision related to restitution assets and liabilities.

This recognition was partially offset by the higher collection of pass-through items and mismatches between the approved RAP and billed revenue, which will be offset via PA Apuração in the following cycle. In this regard, the highlight was the R$ 197 million increase related to the collection of fines associated with connection contracts terminated but unpaid by generators and consumers in 1Q26.

Further details and explanations are available in the "Modeling Support - Transmission" spreadsheet, located in the Results Center on the Company's Investor Relations website, including an analysis of the transmission revenue and a breakdown of the Adjustment Portion (PA).

Table 21 - Transmission - adjusted contribution margin, regulatory (R$ mn)

	1Q26	1Q25%		4Q25%
RAP (1)	4,134	4,246	-2.6	4,134	0.0
PA (1)	-117	-382	-69.5	-117	0.0
Approved RAP and Adjustment Portion	4,018	3,864	4.0	4,018	0.0
Taxes and Sector Charges (2)	574	588	-2.4	602	-4.7
Unavailability Discount (3)	-66	-66	-0.5	-63	5.0
RAP Addition: new facilities	56	30	85.7	35	60.5
Pass-through items and mismatches between RAP and billed revenue (4)	320	207	54.6	98	n.m.
Restitution asset and liability provision (5)	-725	0	0.0	0	0.0
Other mismatches (6)	9	74	-87.2	29	-67.2
Gross Revenue (7)	4,186	4,697	-10.9	4,719	-11.3
Tributes	-474	-406	16.7	-438	8.3
Sector Charges (8)	-286	-339	-15.6	-357	-19.9
Net Revenue	3,426	3,952	-13.3	3,924	-12.7

(1) RAP and PA: Considers 1/4 of the amounts approved for the tariff cycle in effect during the quarter, as well as proportional amounts accrued throughout the year.

(2) Includes (a) PIS/COFINS and (b) CDE/Proinfa. Both are pass-through costs, collected by AXIA Energia from consumers.

(3) Discount associated with Variable Portion (PV), suspension of Base Payment (PB) due to unavailability, and pending items in Release Terms (TL).

(4) Items to be deducted in Adjustment Portion (PA) in the following tariff cycle, divided into two groups:

(4.a) Pass-through items, for which transmission companies act solely as collection agents: (i) apportionment of prepayment and deferrals; (ii) transfers to the CDE Fund related to uncollected grid usage charges; and (iii) complementary credit notices (AVCs) associated with the termination of Transmission System Use Contracts (CUST) by generators.

(4.b) Mismatches between the approved RAP and billing carried out by the ONS through AVCs, associated with: (i) Basic Border Network and other Shared Transmission Facilities (DIT); and (ii) (DIT) exclusively used by Itaipu.

(5) Provision related exclusively to pass-through items for which transmission companies act solely as collection agents (item 4.a), to be deducted through the PA in the following tariff cycle. The reversal of such provisions occurs when the correspondingPA deduction is effectively recognized in the income statement in the subsequent cycle.

(6) Other mismatches relative to the approved RAP for the current tariff cycle, including: (a) mismatches between Transmission and Distribution Annual Adjustments; (b) complementary AVCs associated with the termination of Transmission System Use Contracts (CUST) by generators; among others.

(7) Does not consider the accounting elimination effect of charges paid to the Company's own transmission segment. Eliminations refer to transactions between companies within the same group, i.e., AXIA Energia companies. These include transmission system usage charges paid by the Company’s generation companies to its transmission companies, which are received as RAP. For consolidation purposes, such amounts are eliminated from transmission revenue and generation usage costs.

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(8) Sector Charges includes: RGR, R&D, TFSEE, CDE, and Proinfa.

Main events of the transmission segment

▪	Regulatory WACC – 2026
◦	On March 4, 2026, ANEEL issued Dispatch No. 675, subsequently amended on April 7, 2026, by Dispatch No. 1,174/2026, setting updated Regulatory Rate of Return on Capital for the Distribution, Transmission, and Generation segments, applicable to proceedings to be initiated by the technical areas as of March 1, 2026.
◦	The actual Regulatory Rate of Return on Capital applicable to the Transmission and Generation (quota-based) segments is 12.12% per year, on a pre-tax basis, and 8.00% per year, on a post-tax basis.
▪	Dispatch No. 475/2026 – outcome of administrative appeals related to ANEEL Resolution No. 3,481/2025 and ex officio amendments by ANEEL
◦	On February 13, 2026, ANEEL issued Dispatch No. 475, presenting the outcome of requests for reconsideration filed in relation to ANEEL Resolution No. 3,481/2025, which established the RAP and the PA for the 2025/2026 cycle, within the scope of the Annual RAP Adjustment for the 2025/2026 cycle, as well as ex officio amendments made by the Agency.
◦	ANEEL partially granted the requests for reconsideration submitted by the Company’s subsidiaries and implemented ex officio amendments, approving changes to the RAP outcome for the 2025/2026 cycle, the effects of which will be reflected over the 2026/2027 cycle.
◦	As a result, the RAP and PA of the Company’s subsidiaries are expected to decrease by approximately R$ 2.2 million, reflecting both the Agency’s ex officio amendments and the effects of Dispatch No. 3,178/2025, which amended Dispatch No. 1,722/2025. The latter had approved an additional RAP component related to reinforcements authorized without prior revenue recognition in the 2025/2026 tariff cycle.

8.4.     Operating Costs and Expenses - IFRS

Table 22 - Operating costs and expenses (R$ mn)

	1Q26	1Q25%		4Q25%
Energy purchased for resale (1)	1,226	1,540	-20.4	1,791	-31.5
Charges on use of the electricity grid	927	996	-6.9	1,062	-12.7
Fuel for electricity production	2	560	-99.7	37	-95.9
Construction	1,172	745	57.2	2,022	-42.1
Personnel, Material, Services and Others	1,465	1,678	-12.7	1,691	-13.4
Depreciation and Amortization	1,253	1,112	12.6	1,178	6.4
Operating provisions	520	126	n.m.	140	n.m.
Result from asset sale	803	0	0.0	53	n.m.
Regulatory remeasurements	0	952	n.m.	0	0.0
Costs and expenses	7,368	7,710	-4.4	7,974	-7.6
Non-recurring events
(-) Non-recurring PMSO events	-23	-191	-87.8	73	n.m.
(-) Non-recurring provisions	-453	-41	n.m.	-11	n.m.
(-) Result from asset sale	-803	0	0.0	-53	n.m.
(-) Regulatory remeasurements	0	0	0.0	0	0.0
Adjusted Costs and Expenses	6,089	7,478	-18.6	7,982	-23.7

(1) Energy purchased for resale includes: (a) short-term purchases (contracts with a duration of less than 12 months), (b) structural purchases (contracts with a duration of at least 12 months), and (c) results from agents that recorded negative settlement at the CCEE during the period. In addition, the effect of intercompany purchases is disregarded, as they are eliminated in the accounting consolidation.

Energy purchased for resale, charges on the use of electricity grid, fuel for electricity production, and construction costs comprise the generation and transmission margins.

The explanation of the remaining lines, including PMSO (Personnel, Materials, Services, and Other), is provided below.

Personnel, Material, Services and Others

▪	Personnel: adjusted balance of R$ 740 million in 1Q26, down R$ 63 million when compared to the R$ 802 million in 1Q25, with the main effects being:
◦	R$ 63 million decrease in expenses related to compensation and changes, mainly reflecting:

27

◦	R$ 113 million savings from terminations
◦	R$ 50 million increase from new hires
◦	R$ 32 million drop reflecting the capitalization of personnel costs, as a result of the increased level of investments in the period
◦	R$ 32 million increase associated with variable compensation
◦	Non-recurring effects: R$ 14 million, being:
◦	R$ 8 million from VDPs
◦	R$ 6 million from severance costs
▪	Materials: adjusted balance of R$ 50 million in 1Q26, down R$ 2 million when compared to the R$ 52 million recorded in 1Q25.

There were no non-recurring effects in the quarter.

▪	Services: adjusted balance of R$ 429 million in 1Q26, up R$ 33 million when compared to the R$ 396 million in 1Q25, driven by:
•	R$ 18 million in higher expenses related to security
•	R$ 10 million in higher expenses related to strengthening cloud IT infrastructure

Non-recurring effects: R$ 6 million related to success fees paid to legal defense as part of the contingency reduction strategy.

▪	Other: adjusted balance of R$ 223 million in 1Q26, down R$ 13 million when compared to the R$ 237 million in 1Q25, notably:
•	R$ 22 million reduction in expenses related to fines and convictions
•	R$ 3 million in savings on lease, due to the return of a commercial building

Non-recurring effects: R$ 3 million in the quarter, associated with commitments under the self-managed health plan, which was replaced by a plan managed by a specialized market operator in 3Q25

For more details on PMSO, including a breakdown by company and by nature of other costs and expenses, please refer to Appendix 2 - PMSO Breakdown.

Table 23 - Detailed IFRS PMSO (R$ mn)

28

	1Q26	1Q25%		4Q25%
Personnel	746	855	-12.8	889	-16.1
VDP	8	96	-91.6	21	-61.6
Material	50	52	-4	57.1	-13
Services	434	438	-0.8	760	-42.9
Others	227	237	-4.2	-37	n.m.
other non-manageable generation costs	75	57	32.4	65	14.6
other manageable expenses	152	180	-15.7	-102	n.m.
PMSO (a)	1,465	1,678	-12.7	1,691	-13.4
Personnel	-6	-53	-87.9	-56	-88.4
VDP	-8	-96	-91.6	-21	-61.6
Material	0	0	0.0	0	0.0
Services	-6	-42	-86	-92	-93.9
Others	-3	0	0.0	242	n.m.
other non-manageable generation costs	0	0	0.0	0	0.0
other manageable expenses	-3	0	0.0	242	n.m.
Non recurring (b)	-23	-191	-87.8	73	n.m.
Personnel	740	802	-7.8	833	-11.2
VDP	0	0	0.0	0	0.0
Material	50	52	-3.9	57	-12.7
Services	429	396	8.2	668	-35.9
Others	223	237	-5.5	205	9.0
other non-manageable generation costs	75	57	32.4	65	14.6
other manageable expenses	149	180	-17.5	140	6.3
PMSO adjusted (c) = (a) + (b)	1,441	1,487	-3.0	1,763	-18.3
PMSO excluding TPP * (c.1)	1,441	1,450	-0.6	1,762	-18.2
manageable expenses	1,366	1,394	-1.9	1,696	-19.5
non-manageable costs: generation segment **	75	57	32.4	65	14.6
Thermal Power Plants (c.2)	0	36	n.m.	2	n.m.

* TPP: Thermal Power Plants. PMSO of thermal plants sold to Âmbar.

** Other operating costs, related to generation operations: GSF insurance, association contributions, and other items.

Regulatory Remeasurement, Asset Disposal Result, and Other Operating Income and Expenses

▪	Regulatory Remeasurement - Transmission Contracts: There were no recognitions in this line in 1Q26.
▪	Asset disposal result: R$ 803 million expense in 1Q26, primarily related to:
◦	R$ 883 million in expenses related to the fair value measurement of the IE Madeira stake, divested as part of the asset uncrossing with ISA Energia, announced on March 19, 2026, which also included the acquisition of ISA’s stake in IE Garanhuns and the receipt of R$ 1,174 million
◦	R$ 91 million in revenue from the earn-out related to the sale of the EMAE stake
◦	R$ 11 million in expenses associated with M&A activities during the period
▪	Other Revenues and Expenses: revenue of R$ 188 million in 1Q26. Key highlights include:

29

◦	R$ 119 million revenue, associated with the sale of land
◦	R$ 104 million revenue, related to a portion of the equipment insurance proceeds
•	It should be noted that the remaining portion of the proceeds, amounting to R$ 105 million, was recognized as an expense under Other Financial Results. In addition, taxes of R$ 5 million were recorded in Financial Results in connection with these charges. Finally, income tax and social contribution of R$ 25 million were also recognized on the total received. All of these items were classified as non-recurring
◦	R$ 37 million expense, mainly resulting from the reconciliation of judicial deposits

Operating Provisions

Table 24 - Operating provisions - IFRS (R$ mn)

	1Q26	1Q25%		4Q25%
Operating Provisions / Reversals
Provision/Reversal for Litigation	-349	-108	n.m.	-380	-8.1
Estimated losses on investments	10	12	-23.0	133	-92.8
Measurement at fair value of assets held for sale	0	0	0.0	0	0.0
Provision for the Implementation of Lawsuits - Compulsory Loan	-141	26	n.m.	-192	-26.2
ECL - Loans and financing	0	0	0.0	0	0.0
ECL - Consumers and resellers	-7	-19	-62.2	-84	-91.6
ECL - Other credits	10	-7	n.m.	-9	n.m.
Onerous contracts	28	29	-2.1	200	-85.8
Results of actuarial reports	-82	-93	-12.3	-67	22.7
Other (1)	11	33	-68.1	257	-95.8
Operating Provisions / Reversals	-520	-126	n.m.	-140	n.m.
Non-recurring items / Adjustments	453	41	n.m.	11	n.m.
Provision for Litigation	349	108	n.m.	380	-8.1
Estimated losses on investments	-10	-12	-23.0	-133	-92.8
Provision for the Implementation of Lawsuits - Compulsory Loan	141	-26	n.m.	192	-26.2
Onerous contracts	-28	-29	-2.1	-200	-85.8
Impairment	0	0	0.0	-227	n.m.
Adjusted Provisions/Reversals	-68	-86	-21.0	-129	-47.5

Positive values in the table above indicate reversal of provision. (1) Primarily includes impairment and RGR refunds.

▪	Provision for litigation: provision of R$ 349 million in 1Q26 compared to a provision of R$ 108 million in 1Q25. The R$ 241 million variation was explained by the recording of provisions in civil, tax, labor, regulatory, environmental, land, and other proceedings, partially offset by the reversal of provisions in compulsory loan proceedings.
◦	Compulsory Loan: Contributed a net reversal of R$ 36 million in 1Q26, compared to the net reversal of R$ 195 million in 1Q25, reflecting agreements signed and favorable decisions. It is worth noting that, unlike other provisions, the monetary restatement related to the compulsory loan provision is recognized under financial results.
◦	Other events, contributing to results as follows:
•	Changes in provision balances: provision of R$ 161 million in 1Q26 vs. R$ 96 million in 1Q25, a positive variation of R$ 66 million, mainly due to a R$ 31 million reversal in 2025, with no recurrence in 2026, following a change in the outlook for land-related cases.
•	Monetary restatement: R$ 224 million expense in 1Q26 compared to R$ 207 million in 1Q25
▪	Share conversion process – Compulsory Loan: R$ 141 million provision in 1Q26, compared to a R$ 26 million provision in 1Q25. This result reflects the mark-to-market effect on the average price of the Company’s class B preferred shares over the past 12 months, related to amounts recorded in the balance sheet and linked to those shares.

8.5.     Equity Holdings - IFRS

The main highlights of equity income were as follows:

30

▪	Norte Energia: increase driven by a provision recognized for an onerous energy purchase and sale contract in 1Q25, with no counterpart in 1Q26
▪	Equatorial Maranhão: variation resulting from the recognition in 1Q26 of equity income from 4Q25
▪	Central Eólica: compensation received in connection with advances made by the Baleia Complex companies to suppliers for services not rendered
▪	Eletronuclear: No income was recognized in 1Q26 as the asset was classified as held-for-sale

Table 25 - Equity holdings (R$ mn)

	1Q26	1Q25%		4Q25%
Highlights Affiliates (a)	319	277	15.3	173	83.8
Equatorial Maranhão	139	48	191.6	0	0.0
ISA Energia	132	135	-2.2	148	-10.7
Eletronuclear (1)	0	64	n.m.	0	0.0
Other Affiliates	49	31	57.4	26	87.6
Highlights SPEs (b) (2)	237	47	405.5	59	302.0
Central Eólica	67	0	0.0	0	0.0
IE Madeira	66	84	-21.9	49	33.9
Belo Monte Transmissora de Energia S.A. - BMTE	66	56	18.3	54	20.8
Chapecoense	54	43	26.8	54	0.5
ESBR Jirau	53	39	34.5	37	41.3
Transnorte Energia (TNE)	46	50	-9.3	19	144.7
IE Garanhuns	19	15	26.8	14	29.3
Norte Energia	-133	-240	-44.6	-169	-21.4
Other Holdings (c) (3)	108	44	145.1	115	-5.7
Total Equity Holdings (a) + (b) + (c)	664	368	80.6	347	91.2

(1) 1Q26 income was not recognized following the signing of the agreement for the sale of the company’s stake.

(2) SPE: special purpose entities.

(3) Includes movements in the balance sheet value of affiliates measured at fair value/cost.

8.6.     Financial Result - IFRS

Table 26 - Financial result (R$ mn)

31

	1Q26	1Q25%		4Q25%
Financial Income	1,170	1,073	9.0	1,173	-0.2
Interest income, fines, commissions and fees	0	37	-99.6	0	n.m.
Income from financial investments	1,056	1,057	-0.1	1,198	-11.8
Late payment surcharge on electricity	27	32	-16.2	25	9.6
Other financial income	159	29	n.m.	23	n.m.
(-) Taxes on financial income	-73	-82	-11.8	-72	0.3
Financial Expenses	-2,276	-2,464	-7.7	-2,427	-6.2
Debt Charges (1)	-1,403	-1,640	-14.4	-1,403	0.0
Loans, financing and suppliers	-1,396	-1,504	-7.2	-1,399	-0.2
Leasing	-7	-136	-94.8	-4	60.7
CDE obligation charges (2)	-701	-662	5.9	-682	2.8
River basin revitalization charges (2)	-74	-79	-5.6	-82	-9.1
Financial discount for early payment - ENBpar	0	0	0.0	0	0.0
Other financial expenses	-97	-84	15.8	-260	-62.5
Net Financial Items	-2,021	-2,103	-3.9	-1,052	92.1
Monetary changes	-311	-285	9.1	-121	n.m.
Compulsory Loan	-148	-175	-15.6	-161	-8.2
Others	-163	-110	48.5	40	n.m.
Exchange rate variations	17	5	n.m.	-7	n.m.
Change in fair value of hedged debt net of derivative (1)	-973	-966	0.7	-685	42.1
Monetary updates - CDE (2)	-666	-733	-9.1	-207	n.m.
Monetary updates - river basins (2)	-88	-113	-22.7	-33	n.m.
Change in derivative financial instrument not linked to debt protection	0	-10	n.m.	0	0.0
Financial Results	-3,127	-3,494	-10.5	-2,306	35.6
Adjustments
Interest income on insurance indemnity for equipment	-100	0	0.0	0	0.0
Monetary restatement - Compulsory Loan	148	175	-15.6	161	-8.2
Adjusted Financial Result	-3,079	-3,319	-7.2	-2,146	43.5

(1) To properly assess interest expense on total debt, including hedge results contracted to protect part of the debt, the analysis must consider both line items: "debt charges" and "change in fair value of hedged debt, net of derivative." The first reflects interest on the unhedged portion of debt, while the second reflects not only interest on the hedged portion of debt but also fair value changes of the associated hedging instruments.

(2) These obligations were established by Law 14,182/21 (Privatization of Eletrobras, now AXIA Energia) as a condition for obtaining new concession grants for power generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term.

The main variations this quarter were:

▪	Interest expense on debt and change in fair value of hedge: resulting, respectively, from the following expenses:
◦	R$ 1,403 million from debt charges
◦	R$ 973 million from the change in fair value of hedged debt, net of derivatives
◦	These lines totaled R$ 2,376 million in 1Q26 compared to R$ 2,606 million in 1Q25. This 9% reduction was driven by lower financial charges resulting from a reduced outstanding debt balance, as well as by lower leasing charges, stemming from the effective divestiture of thermal power plants during the period.
▪	Monetary variations: R$ 311 million expense in 1Q26, up 9% from R$ 285 million in 1Q25. This line is comprised by two main components:
◦	Monetary restatement for compulsory loans proceedings: R$ 148 million expense in 1Q26, down from R$ 175 million in 1Q25, reflecting the reduction in provision inventory, partially offset by higher Selic rate.
◦	Other lines: R$ 163 million expense in 1Q26 compared to R$ 110 million expense in 1Q25, mainly explained by a R$ 50 million increase in monetary restatement of tax overpayments reflecting both higher balances and higher Selic rate in the period.

32

◦	Other financial income: totaled R$ 159 million in 1Q26, compared to R$ 29 million in 1Q25, mainly explained by the receipt of R$ 105 million in insurance proceeds. It is worth noting that this amount was classified as non-recurring, as were the R$ 5 million in related taxes recognized in the taxes on financial results line, totaling R$ 100 million in adjustments.

8.7.     Current and Deferred Taxes - IFRS

The highlight was the increase in current expenses to R$ 561 million in 1Q26 from R$ 79 million in 1Q25, reflecting stronger operating performance during the period.

Non-recurring effects: -R$ 63 million, related to the tax on non-recurring items adjusted on EBT, including R$ 25 million in taxes on equipment insurance proceeds.

Table 27 - Income tax and social contribution (R$ mn)

	1Q26	1Q25%		4Q25%
Current income tax and social contribution	-561	-79	n.m.	424	n.m.
Deferred income tax and social contribution	123	14	n.m.	12304	-99.0
Income tax and social contribution total	-438	-65	n.m.	12728	n.m.
Adjustments
Constitution/Reversal of Deferred Tax on Tax Loss (1)	0	0	0.0	-12,565	n.m.
Deferred Tax Adjustment on Provision Reversal	0	0	0.00	203	n.m.
Tax on non-recurrent items adjusted on EBT	-63	0	0.00	0	0.00
Adjusted income tax and social contribution	-501	-65	n.m.	366	n.m.

(1) The amount of R$ 12,565 million in 4Q25 refers to the recognition of deferred tax assets on tax loss carryforwards, negative basis and temporary differences, following the revision of future taxable income.

9.           OPERATIONAL PERFORMANCE

9.1.     Generation Segment

Generation Assets

The Company had 81 plants, including 47 hydroelectric, 33 wind, and 1 solar at the end of 1Q26, considering corporate ventures, shared ownership and stakes via SPEs.

33

Portfolio installed capacity reached 44,026 MW in 1Q26, with 100% generated from clean sources with low greenhouse gas emissions, representing 17% of Brazil's total installed capacity.

Table 28 - Generation assets

Source	Installed Capacity (MW)	Assured Capacity (aMW)	Accumulated Generated Energy (GWh)
Hydro (47 plants)	43,133	21,104	43,975
Wind Power (33 plants)	892	340	391
Solar (1 plant)	0.93	0.13	0.36
Total (81 plants)	44,026	21,444	44,366

Total energy generated by AXIA Energia fell by 2.6% YoY in 1Q26.

Chart 8 - AXIA Energia - net energy generation (GWh)

System Data – Installed Capacity and Generation

Brazil's installed capacity was 261,875.45 MW in 1Q26.

Chart 9 - Brazil’s installed capacity - by source

Source: ANEEL's Generation Information System (SIGA)

Chart 10 - Generated energy SIN - national interconnected system (GWh)

34

Source: Operating Results 01/01 to 03/31/2026 from the National Operator of the Electric System (ONS)

System Data – Energy Market

Table 29 - PLD

		1Q26	1Q25	∆%	4Q25	∆%
Market	GSF (%)	91.48	107.30	-15.8 p.p.	67.55	23.9 p.p.
	PLD SE (R$/MWh)	308.14	162.31	89.8	264.61	16.5
	PLD S (R$/MWh)	357.96	164.13	n.m.	264.55	35.3
	PLD NE (R$/MWh)	286.79	58.92	n.m.	252.85	13.4
	PLD N (R$/MWh)	287.31	58.92	n.m.	263.83	8.9

Chart 11 - GSF (%)

Month	2021	2022	2023	2024	2025
March	111%	97%	102%	95%	99%

Chart 12 - Historical average of affluent natural energy (ENA) - SIN (%)

35

ENA recovered during the quarter, ending 1Q26 at 90% of the long-term average in the Brazilian Interconnected System (SIN).

Chart 13 - Energy stored in reservoirs (EAR) - SIN (%)

The SIN ended 1Q26 with stored energy at 69%, reflecting a sequential improvement from 4Q25.

9.2.     Transmission Segment

The Company ended 1Q26 with 74.8 thousand km of transmission lines, compared to 74.1 thousand km in 1Q25. There were also 415 substations, being 301 owned and 114 operated by third parties.

Table 30 - Transmission lines (km)

Company	Own(1)	In Partnership (2)	Total
AXIA Energia Nordeste	22,251	1,832	24,083
AXIA Energia Norte	10,988	2,013	13,001
AXIA Energia Sul	12,182	5	12,187
AXIA Energia Holding	22,129	3,429	25,558
Total	67,550	7,279	74,829

(1) Includes TMT (100%) and VSB (100%).

(2) Partnerships consider extensions proportional to the capital invested by AXIA Energia Companies in the venture.

9.3.     ESG

Table 31 - ESG KPIs 1Q26

36

Pillar	KPI	1Q25	1Q26	Change
Planet	Accumulated GHG Emissions for the year (1)	839,920	167,141	-80%
	(Scopes 1, 2 and 3) (tCO2e)
People	Accident Frequency Rate - own Employees (with time off) (2)	0.47	0.50	6%
	Women in the Workforce (%)	20%	21%	1 p.p.
	Leadership positions held by women (%)	25%	25%	0 p.p.
Governance	Complaints answered on time (%)	97.7%	97.4%	0 p.p.

The values presented are preliminary and unaudited, and may be adjusted based on data collection, verification and updating processes.

(1) The reduction in emissions is primarily due to the removal of coal-fired thermoelectric generation from the Company’s energy matrix.

(2) The amount related to 1Q25 has been revised compared to the previously reported figure.

10.        APPENDIX

10.1.  Appendix 1 - Generation and Transmission Revenue IFRS

Generation revenue comprises:

37

▪	revenue from supply to non-end consumers — distributors, traders, and generators — under contracts in the Regulated Contracting Environment (ACR) and the Free Contracting Environment (ACL)
▪	revenue from supply to end consumers — industrial and commercial clients — under contracts exclusively in the ACL
▪	revenue from the CCEE, through settlements in the Short Term Market (MCP)
▪	revenue from operation and maintenance (O&M), representing remuneration for energy sold under the quota regime

Table 32 - Generation operating revenue (R$ mn)

	1Q26	1Q25%		4Q25%
Power supply to non-end consumers	3,788	5,342	-29.1	4,360	-13.1
Power supply to end consumers	755	494	52.7	411	83.8
CCEE	4,611	612	n.m.	1,775	n.m.
O&M revenue	274	519	-47.2	475	-42.4
Generation Revenues	9,428	6,967	35.3	7,021	34.3
Non-recurring items - Adjustments	0	0	0.0	0	0.0
Adjusted Generation Revenue	9,428	6,967	35.3	7,021	34.3

Transmission revenue comprises:

▪	operation and maintenance (O&M) revenue, related to the operation and maintenance of assets
▪	construction revenue, linked to investments made (appropriated and allocated) in ongoing projects
▪	contractual (financial) revenue, associated with the application of inflation indices to the asset balances of each concession contract

Table 33 - Transmission operating revenue (R$ mn)

	1Q26	1Q25%		4Q25%
Revenue from Operation & Maintenance (O&M)	1,995	2,016	-1.0	1,829	9.1
Construction Revenue	1,135	746	52.2	1,810	-37.3
Contractual Revenue - Transmission	1,884	2,424	-22.3	1,567	20.2
Transmission Revenues	5,015	5,186	-3.3	5,206	-3.7
Non-recurring items - Adjustments	0	0	0.0	0	0.0
Adjusted Transmission Revenue	5,015	5,186	-3.3	5,206	-3.7

10.2.  Appendix 2 - PMSO Breakdown

Table 34 - PMSO 1Q26 (R$ mn)

38

PMSO	1Q26
(R$ million)	AXIA Energia Holding	AXIA Energia Nordeste	AXIA Energia Norte	AXIA Energia Sul	Total	Elimination	Consolidated IFRS
Personnel	336	187	150	73	746	0	746
Voluntary Dismissal Plan (PDV) - Provision	5	1	2	1	8	0	8
Material	18	9	17	6	50	0	50
Services	227	86	85	36	434	0	434
Other	137	27	61	6	231	-5	227
PMSO	723	310	315	122	1,469	-5	1,465
Non-recurring events
Personnel: VDP	-5	-1	-2	-1	-8	0	-8
Personnel: Termination Costs	-1	0	-5	0	-6	0	-6
Services: Success fee related to legal consulting	-6	0	0	0	-6	0	-6
Other: Expenses related to healthcare	0	-2	-1	0	-3	0	-3
Adjusted PMSO	711	307	307	121	1,446	-5	1,441

Table 35 - PMSO 1Q25 (R$ mn)

PMSO	1Q25
(R$ million)	AXIA Energia Holding	AXIA Energia Nordeste	AXIA Energia Norte	AXIA Energia Sul	Total	Elimination	Consolidated IFRS
Personnel	330	210	190	88	817	38	855
Voluntary Dismissal Plan (PDV) - Provision	78	5	10	3	96	0	96
Material	11	8	20	6	44	8	52
Services	166	111	99	34	410	27	438
Other	118	31	53	25	227	10	237
PMSO	704	365	371	155	1,594	83	1,678
Non-recurring events
Personnel: PDV, PDC	-78	-5	-10	-3	-96	0	-96
Personnel: Termination Costs	-39	-4	-7	-4	-53	0	-53
Services: Success fee related to legal consulting	-6	-25	-11	0	-42	0	-42
Adjusted PMSO	581	330	343	149	1,403	83	1,487

Table 36 - Other costs and expenses (R$ mn)

39

	1Q26	1Q25%		4Q25%
GSF	53	17	n.m.	19	n.m.
Convictions, losses and legal costs	49	71	-30.9	35	38.3
Taxes	38	44	-14.8	24	59.3
Insurance	32	23	41.4	18	79.5
Rent	26	23	11.4	70	-63.6
Donations and contributions	9	21	-58.6	66	-86.8
Equity Holding	0	10	n.m.	44	n.m.
Recovery of expenses	-8	-12	-37.8	-59	-87.2
Others	81	57	42.5	-236	n.m.
Total	227	237	-4.2	-37	n.m.

10.3.  Appendix 3 - Financing and Loans Granted (Receivables)

Chart 14 - Receivables (R$ billion)

Does not include ECL of R$ 3,989 million and current liabilities.

10.4.  Appendix 4 - Accounting Statements

40

Table 37 - Balance sheet (R$ thousand)

	PARENT COMPANY		CONSOLIDATED
	03/31/2026	12/31/2025	03/31/2026	12/31/2025

CURRENT ASSETS	26,217,265	21,135,398	55,252,589	52,090,586
Cash and cash equivalents	5,120,831	4,660,994	12,535,253	16,417,860
Restricted cash	547,138	622,383	684,271	660,259
Securities	7,893,816	3,894,302	15,141,950	11,133,842
Clients	2,183,636	1,530,268	7,747,122	5,575,589
Transmission contract assets	4,754,602	4,765,705	10,660,103	10,693,181
Financing, loans and debentures	9,317	10,625	9,317	10,625
Remuneration for equity holdings	1,329,018	1,533,871	541,553	470,142
Taxes and Contributions	1,593,766	1,486,283	2,870,251	2,766,765
Income tax and social contribution	0	0	0	0
Right to compensation	545,554	723,294	567,398	752,496
Warehouse	0	0	0	0
Derivative financial instruments	0	0	70,863	64,334
Assets held for sale	1,228,226	1,011,461	1,921,565	1,072,431
Others	1,011,361	896,212	2,502,943	2,473,062

NON-CURRENT ASSETS	40,393,874	41,365,923	86,276,730	86,792,940
Restricted cash	1,658,007	1,605,632	3,384,212	3,436,804
Equity Holdings Income	425,002	425,002	0	0
Right to compensation	0	2,176	0	2,176
Financing, loans and debentures	186,412	180,568	186,412	180,568
Clients	121,835	132,067	514,093	522,859
Securities	440,401	440,401	480,576	722,673
Taxes and Contributions	2,041,175	2,582,258	2,792,515	3,178,769
Deferred income tax and social contribution	11,980,996	11,836,824	17,571,231	17,499,833
Bonds and deposits linked	4,098,488	4,216,310	5,638,530	5,762,270
Transmission contractual assets	18,406,728	18,746,924	53,826,897	53,567,662
Derivative financial instruments	362,419	516,782	878,982	1,072,386
Others	672,411	680,979	1,003,282	846,940

INVESTMENTS	106,543,513	108,202,833	22,826,746	24,517,185
Equity Income	105,232,779	107,026,094	21,498,382	23,322,816
Held at fair value	1,309,534	1,175,539	1,309,534	1,175,539
Other Investments	1,200	1,200	18,830	18,830

FIXED ASSETS	7,988,150	7,897,759	39,529,859	39,659,177

INTANGIBLE	20,337,175	20,477,493	76,026,621	76,625,705

TOTAL ASSETS	201,479,977	199,079,406	279,912,545	279,685,593

	PARENT COMPANY		CONSOLIDATED
	3/31/2026	12/31/2025	3/31/2026	12/31/2025
CURRENT LIABILITIES	14,932,931	16,468,877	26,219,583	30,978,400
Loans, financing and debentures	7,451,678	7,172,085	11,141,094	13,204,167
Compulsory loans - Agreements	503,344	1,071,291	517,325	1,073,452
Compulsory loans	1,551,213	1,406,460	1,551,213	1,406,460
Suppliers	826,006	1,878,308	2,012,610	3,916,279
Taxes and Contributions	275,792	454,920	790,783	1,021,353
Income tax and social contribution	0	0	0	0
Onerous contracts	1,038	0	111,766	113,944
Shareholder remuneration	135,693	135,863	135,693	136,124
Personnel obligations	401,034	506,348	834,118	1,060,856
Reimbursement Obligations	0	0	307,381	300,694
Post-employment benefits	100	77	299,728	303,832
Provision for litigation	648,956	648,956	667,354	666,092
Sector charges	126,914	115,097	873,980	886,565
Obligations under Law 14,182/2021	1,066,704	1,044,757	3,808,194	3,738,498
RGR Returns	635,124	695,705	635,124	695,705
Leasing	46,232	36,483	84,598	72,981
Derivative financial instruments	1,147,376	1,100,992	1,729,377	1,651,632
Others	115,727	201,535	719,245	729,766
NON-CURRENT LIABILITIES	65,399,448	64,180,392	132,496,579	130,205,536
Loans, financing and debentures	37,524,212	36,918,552	62,382,521	61,091,597
Shareholder remuneration	0	0	0	0
Suppliers	0	0	12,256	0
Provision for litigation	14,220,208	14,086,402	19,391,875	19,242,041
Post-employment benefits	386,686	383,875	3,275,706	3,276,459
Obligations under Law 14,182/2021	11,541,889	11,393,664	40,477,250	40,028,165
RGR Returns	0	0	0	0
Onerous contracts	3,113	4,151	256,064	282,371
Reimbursement Obligations	0	0	67,669	0
Leasing	239,025	104,478	556,718	415,625
Concessions payable - Use of public assets	70,170	70,486	587,166	589,412
Advances for future capital increases	128,791	124,543	128,791	124,543
Derivative financial instruments	390,120	151,487	419,111	151,487
Sector charges	431,926	478,305	667,258	688,574
Taxes and Contributions	87,284	88,511	311,756	198,782
Deferred income tax and social contribution	0	0	2,430,941	2,421,481
Others	376,024	375,938	1,531,497	1,694,999
SHAREHOLDERS' EQUITY	121,147,598	118,430,137	121,196,383	118,501,657
Share capital	100,135,201	100,135,201	100,135,201	100,135,201
Share issue costs	-111,632	-108,186	-111,632	-108,186
Capital Reserves and Granted Equity Instruments	14,694,647	14,689,872	14,694,647	14,689,872
Treasury shares	-3,014,200	-3,034,806	-3,014,200	-3,034,806
Profit reserves	11,818,426	11,818,426	11,818,426	11,818,426
Proposed additional dividend	0	0	0	0
Accumulated profit	2,629,665	0	2,629,665	0
Accumulated other comprehensive income	-5,004,509	-5,070,370	-5,004,509	-5,070,370
Other comprehensive income classified as held for sale	0	0	0	0
Controlling shareholders	121,147,598	118,430,137	121,147,598	118,430,137
Non-controlling shareholders	0	0	48,785	71,520
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	201,479,977	199,079,406	279,912,545	279,685,593

Table 38 - Income statement (R$ thousand)

	PARENT COMPANY		CONSOLIDATED
	31/03/2026	31/03/2025	31/03/2026	31/03/2025
CONTINUING OPERATIONS
Net operating revenue	3,691,724	3,822,140	12,711,586	10,414,179
Operating costs	-1,705,927	-2,086,817	-5,133,227	-5,587,839
GROSS PROFIT	1,985,797	1,735,323	7,578,359	4,826,340
Operating expenses	-1,102,162	-377,055	-2,234,459	-1,170,436
Other income and expenses	-36,708	85,002	187,631	133,325
Regulatory Remeasurements - Transmission Contracts	0	0	0	-951,763
OPERATING RESULT BEFORE FINANCIAL RESULT	846,927	1,443,270	5,531,531	2,837,466
FINANCIAL RESULT	-1,750,481	-1,728,586	-3,127,005	-3,493,978
Income from interest, fines, commissions and fees	149	93,514	149	36,798
Income from financial investments	452,596	619,911	1,056,180	1,057,136
Late payment surcharge on electricity	4,239	1,679	27,075	32,318
Other financial income	48,499	25,789	158,992	29,189
(–) Taxes on financial income	-36,200	-47,823	-72,559	-82,248
Financial Income	469,283	693,070	1,169,837	1,073,193
Debt charges	-891,575	-911,640	-1,403,040	-1,639,807
CDE obligation charges	-201,586	-190,279	-700,948	-661,631
River basin revitalization charges	-19,535	-21,157	-74,317	-78,708
Other financial expenses	-56,531	-46,850	-97,408	-84,124
Financial expenses	-1,169,227	-1,169,926	-2,275,713	-2,464,270
Monetary updates – CDE	-191,519	-210,725	-665,943	-732,725
Monetary updates – river basins	-23,055	-29,347	-87,710	-113,448
Monetary reliefs	-231,302	-229,615	-310,734	-284,749
Exchange rate variations	15,883	-8,446	16,665	4,821
Change in fair value of hedged debt net of derivative	-620,544	-773,597	-973,407	-966,470
Change in derivative financial instrument not linked to debt protection	0	0	0	-10,330
Financial items, net	-1,050,537	-1,251,730	-2,021,129	-2,102,901
PROFIT BEFORE EQUITY HOLDINGS	-903,554	-285,316	2,404,526	-656,512
Equity income	3,343,490	-69,100	664,298	367,832
OPERATING PROFIT BEFORE TAX	2,439,936	-354,416	3,068,824	-288,680
Current income tax and social contribution	0	0	-561,333	-79,344
Deferred income tax and social contribution	189,730	1,377	123,177	14,407
NET INCOME FOR CONTINUING OPERATIONS	2,629,666	-353,039	2,630,668	-353,617
Portion attributable to controlling	2,629,666	-353,039	2,629,666	-353,039
Portion attributable to non-controlling	0	0	1,002	-578
NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	0	0	0
Portion attributable to controlling	0	0	0	0
Portion attributable to non-controlling	0	0	0	0
NET INCOME FOR THE YEAR	2,629,666	-353,039	2,630,668	-353,617
Portion attributable to controlling	2,629,666	-353,039	2,629,666	-353,039
Portion attributable to non-controlling	0	0	1,002	-578
EARNINGS PER SHARE
Earnings per share - basic (ON/PNC)	0.92	-0.16	0.92	-0.16
Earnings per share - basic (PNA/PNB)	1.01	-0.17	1.01	-0.17
Earnings per share - diluted (ON/PNC)	0.91	-0.15	0.91	-0.15
Earnings per share - diluted (PNA/PNB)	1.00	-0.17	1.00	-0.17

Table 39 - Cash flow statement (R$ thousand)

	PARENT COMPANY		CONSOLIDATED
	03/31/2026	03/31/2025	03/31/2026	03/31/2025
OPERATING ACTIVITIES
Profit for the year before income tax and social contribution	2,439,936	-354,416	3,068,824	-288,680
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	294,732	218,351	1,252,602	1,112,231
Net exchange and monetary variations	429,993	478,133	1,047,722	1,126,101
Result of acquisitions and divestments	361,682	0	802,946	0
Financial charges	911,192	409,651	1,752,584	1,286,212
Equity income	-3,343,490	69,100	-664,298	-367,832
Other income and expenses	36,708	-33,001	-87,054	-81,324
Transmission revenues	-1,625,185	-1,931,428	-5,014,632	-5,185,619
Construction cost - transmission	218,027	304,592	1,171,713	745,323
Regulatory Remeasurements - Transmission Contracts	0	0	0	951,763
Operating provisions (reversals)	341,293	-106,107	520,415	126,417
Write-offs of PP&E and Intangible Assets	25,510	266	55,939	31,975
Result of hedged debt and derivatives	620,544	773,597	973,407	976,800
Other	39,993	321,425	-38,835	492,940
	-1,689,001	504,579	1,772,509	1,214,987
(Additions)/decreases in operating assets
Clients	-633,781	-38,145	-2,169,817	598,273
Right to compensation	189,974	340,287	189,974	346,298
Others	-59,518	867,771	188,250	684,731
	-503,325	1,169,913	-1,791,593	1,629,302
Additions/(decreases) in operating liabilities
Suppliers	-842,738	-91,557	-1,418,297	-414,214
Advances	0	0	0	0
Personnel obligations	-79,933	-67,377	-201,357	-238,198
Sector charges	-39,085	7,205	-47,833	96,671
Others	203,731	-233,051	-46,446	-502,831
	-758,025	-384,780	-1,713,933	-1,058,572
Payment of financial charges	-1,290,651	-1,487,656	-1,944,710	-1,913,735
Reversion global reserve Payment	0	0	0	0
Receipt of RAP revenue	1,976,484	1,799,108	4,788,477	4,570,414
Receipt of Financial Charges from Subsidiaries	0	0	0	0
Receipt of remuneration from investments in equity holdings	4,182,195	284,706	82,196	277,907
Payment of litigation	-819,542	-492,269	-892,454	-529,389
Bonds and linked deposits	8,805	-513,829	-22,165	-506,543
Payment of income tax and social contribution	0	-73,007	-434,025	-238,827
Supplementary pension payments	-6,355	-6,136	-89,521	-17,511
Net cash provided by operating activities of discontinued operations	0	0	0	0
Net cash provided by (used in) operating activities	3,477,820	501,430	2,760,904	3,139,353
FINANCING ACTIVITIES
Loans and financing obtained and debentures obtained	2,000,000	0	2,700,000	500,298
Payment of loans and financing and debentures - principal	-528,586	-3,424,067	-2,999,167	-4,956,916
Payment of remuneration to shareholders	-170	-2,192,004	-170	-2,192,004
Payment to dissenting shareholders - incorporation of shares	0	0	0	0
Share buybacks	0	0	0	0
Payment of CDE obligations and revitalization of basins - principal	-230,000	-254,663	-875,000	-887,917
Lease payments - principal	0	0	0	0
Derivatives Payment	0	0	0	0
Others	-520,358	0	-676,425	-6,063
Net cash (used in) financing activities	720,886	-5,870,734	-1,850,762	-7,542,602
INVESTMENT ACTIVITIES

	PARENT COMPANY		CONSOLIDATED
Grant of advance for future capital increase	0	0	0	0
Receipt of loans and financing	1,501	112,267	1,501	1,390
Receipt of financial charges	0	0	0	0
Acquisition of fixed assets	-123,222	-37,878	-415,220	-226,396
Acquisition of intangible assets	-56,879	-15,377	-100,485	-37,177
Restricted cash	22,870	-56,451	28,580	-266,822
Financial (withdrawals)/contributions (securities)	-3,945,734	2,095,006	-3,848,988	1,601,108
Receipt of charges (securities)	161,787	163,993	522,762	195,946
Debentures Acquisition	0	0	0	0
Transmission infrastructure - contractual asset	-378,897	-304,592	-1,548,604	-745,323
Capital acquisition/contribution of equity holdings	12,000	-37,222	0	-37,222
Disposal of equity holdings	567,705	9,051	567,705	9,051
Net cash in the incorporation of subsidiaries	0	0	0	0
Net cash in the acquisition of control of investees	0	0	0	0
Others	0	0	0	8
Net cash provided by investment activities of discontinued operations	0	0	0	0
Net cash provided by (used in) investing activities	-3,738,869	1,928,797	-4,792,749	494,563
Increase (decrease) in cash and cash equivalents	459,837	-3,440,507	-3,882,607	-3,908,686
Cash and cash equivalents at the beginning of the period	4,660,994	16,387,945	16,417,860	26,572,522
Cash and cash equivalents at the end of the period	5,120,831	12,947,438	12,535,253	22,663,836

10.5.  Appendix 5 - IFRS vs. Regulatory Reconciliation

Table 40 - Reconciliation IFRS vs. regulatory (R$ thousand)

	CVM IFRS	Regulatory	Differences	CVM IFRS	Regulatory	Differences
	03/31/2026			03/31/2025
OPERATING REVENUES
Generation
Power supply for distribution companies	3,788,482	3,788,482	0	5,342,035	5,398,202	-56,167
Power supply for end consumers	754,696	754,696	0	494,335	494,335	0
CCEE revenue (short term market)	4,610,517	4,610,517	0	611,792	611,792	0
Operation and maintenance (O&M) revenue	273,834	273,834	0	519,093	519,093	0
Transmission
Operation and maintenance revenue	1,995,156	0	1,995,156	2,015,823	0	2,015,823
Construction revenue	1,135,142	0	1,135,142	746,008	0	746,008
Contract revenue – Transmission	1,884,334	0	1,884,334	2,423,788	0	2,423,788
Transmission System Availability (Rap)	0	3,921,078	-3,921,078	0	4,422,942	-4,422,942
Other income	143,366	143,366	0	68,749	68,749	0
Deductions
(-) Sector charges	-689,244	-689,244	0	-652,535	-652,535	0
(-) ICMS	-87,210	-87,210	0	-64,024	-64,024	0
(-) PASEP e COFINS	-1,096,928	-1,096,927	-1	-1,090,177	-1,090,177	0
(-) Other Deductions	-559	-559	0	-708	-708	0
Net Operating Revenue	12,711,586	11,618,032	1,093,554	10,414,179	9,707,669	706,510
OPERATING COSTS
Personnel, Material and Services	-599,270	-599,349	79	-651,822	-651,822	0
Energy purchased for resale	-1,226,427	-1,226,427	0	-1,540,139	-1,723,470	183,331
Charges for use of the electricity grid	-927,440	-773,415	-154,024	-996,440	-848,788	-147,652
Fuel for electricity production	-1,546	-1,546	0	-559,757	-559,757	0
Construction	-1,171,713	0	-1,171,713	-745,323	0	-745,323
Depreciation	-479,902	-918,765	438,863	-461,064	-938,419	477,355
Amortization	-644,576	-647,294	2,718	-566,096	-568,086	1,990
Operating provisions/reversals	-328	-328	0	0	0	0
Other costs	-82,025	-82,025	0	-67,198	-64,360	-2,838
Operating costs	-5,133,227	-4,249,150	-884,077	-5,587,839	-5,354,702	-233,137
GROSS PROFIT	7,578,359	7,368,882	209,477	4,826,340	4,352,967	473,373
OPERATING EXPENSES

	CVM IFRS	Regulatory	Differences	CVM IFRS	Regulatory	Differences
Personnel, Material and Services	-630,719	-632,481	1,762	-693,227	-696,923	3,696
Voluntary Dismissal Program	-8,084	-8,084	0	-96,402	-96,402	0
Remuneration and compensation	0	0	0	0	0	0
Depreciation	-78,467	-79,564	1,097	-54,090	-54,050	-40
Amortization	-49,657	-50,351	694	-30,981	-30,981	0
Donations and contributions	-3,012	-3,012	0	-17,487	-17,487	0
Operating provisions/reversals	-520,087	-252,609	-267,478	-126,417	89,213	-215,630
Result from asset sales	-802,946	79,582	-882,528	0	0	0
Other expenses	-141,487	-144,244	2,757	-151,832	-157,317	5,485
OPERATING EXPENSES	-2,234,459	-1,090,764	-1,143,695	-1,170,436	-963,947	-206,489
Regulatory Remeasurements - Transmission Contracts	0	0	0	-951,763	0	-951,763
OPERATING RESULT BEFORE FINANCIAL RESULT	5,343,900	6,278,118	-934,218	2,704,141	3,389,020	-684,879
FINANCIAL RESULT	-3,127,005	-3,381,069	254,064	-3,493,978	-3,656,488	162,510
PROFIT BEFORE EQUITY HOLDINGS	2,216,895	2,897,049	-680,154	-789,837	-267,468	-522,369
Equity income	664,298	451,591	212,707	367,832	371,066	-3,234
Other income and expenses	187,631	187,631	0	133,325	133,324	1
OPERATING PROFIT BEFORE TAX	3,068,824	3,536,270	-467,446	-288,680	236,922	-525,602
Current income tax and social contribution	-561,333	-561,332	-1	-79,344	-79,344	0
Deferred income tax and social contribution	123,177	-41,113	164,290	14,407	-21,965	36,372
NET INCOME FOR CONTINUING OPERATIONS	2,630,668	2,933,826	-303,158	-353,617	135,613	-489,230
Portion attributable to controlling	2,629,666	2,932,823	-303,157	-353,039	136,192	-489,231
Portion attributable to controlling	1,002	1,003	-1	-578	-579	1
NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	0	0	0	0	0
Portion attributable to controlling	0	0	0	0	0	0
Portion attributable to controlling	0	0	0	0	0	0
NET INCOME FOR THE YEAR	2,630,668	2,933,826	-303,158	-353,617	135,613	-489,230
Portion attributable to controlling	2,629,666	2,932,823	-303,157	-353,039	136,192	-489,231
Portion attributable to controlling	1,002	1,003	-1	-578	-579	1

Investor Relations
ri@axia.com.br
ri.axia.com.br/en/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.